

EXHIBIT B:
FINANCIAL STATEMENTS



CYDigital LLC

UNAUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDING
DECEMBER 31, 2018

MICHAEL S. SAPP

CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

16150 AVIATION LOOP DRIVE
SUITE 15612
BROOKSVILLE, FL 34604
(813) 820-1482

MEMBER OF:
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the members of management of CYDigital LLC:

We have reviewed the accompanying financial statements of CYDigital LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, with the exceptions of the matters described in the following paragraphs, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Michael S. Sapp, CPA
January 24, 2020

CYDigital LLC
Balance Sheet
As of December 31, 2018

ASSETS

Current Assets		
Cash	$	38
Accounts receivable, net of allowance for doubtful accounts		-
Inventory		-
Prepaid expenses		-
Total Current Assets		38
Land, building, and equipment, net		-
TOTAL ASSETS	$	38

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	66,566
Customer deposits		-
Current portion of long-term debt		-
Total Current Liabilities		66,566
Long-term Liabilities		
Long-term debt, net of current portion		-
Total Liabilities		66,566
Stockholder's Equity		
Common stock, $0.00001 par value per share, 10,000,000 shares authorized and issued		100
Additional paid-in capital		3,629
Retained earnings		(70,257)
Total Stockholder's Equity		(66,528)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT
4

CYDigital LLC
Statement of Operations
For the year ending December 31, 2018

Revenues	
Sales, net of discounts and returns	$ -
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
Selling expenses	-
General and administrative	70,257
Depreciation	-
Total Operating Expenses	70,257
Income from Operations	(70,257)
Other Income/Expenses	
Other income	-
Interest expense	-
Total Other Expenses	-
Net Income	$ (70,257)

CYDigital LLC
Statement of Changes in Stockholder's Equity
For the year ending December 31, 2018

| | Common Stock | | Paid-In | Retained | | Total |
	Shares	Amount	Capital	Earnings	Dividends	Equity
Balance as of January 1, 2018						
Common Stock	--	$ -	$ -	$ -	$ -	$ -
Common Stock						
Common stock sale, $0.00001/share	10,000,000	100	3,629			3,729
Net Income				(70,257)		(70,257)
Balance as of December 31, 2018	10,000,000	$ 100	$ 3,629	$ (70,257)	$ -	$ (66,528)

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

CYDigital LLC
Statement of Cash Flows
For the year ending December 31, 2018

Cash flow from operating activities	
Net income	$ (70,257)
Add/(deduct) items providing/(using) cash:	
Increase in accounts receivable	-
Increase in inventory	-
Increase in prepaid assets	-
Increase in current liabilities	66,566
Net cash flow provided by operating activities	(3,691)
Cash flow from investing activities	
Fixed asset additions	-
Net cash flow used by investing activities	-
Cash flow from financing activities	
Stock issuance proceeds	3,729
Long-term debt proceeds	-
Loan principal repayment	-
Net cash flow provided by financing activities	3,729
Net increase (decrease) in cash	**38**
Cash at beginning of period	-
Cash at end of period	$ **38**

NOTE 1 – BACKGROUND INFORMATION

CYDigital LLC ("the Company") was formed on May 1st, 2018 in the State of Delaware, with headquarters in Herndon, Virginia.

CYDigital uses blockchain technology to enable marketers to reach consumers by providing them with the ability to own their data and an opportunity to earn tokens for anonymously sharing that data. The Company generates revenue from marketers as they seek to present ads and offers to consumers within the CYDigital system, where the Company charges on a per-consumer basis to present advertisements and offers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared in accordance with Financial Accounting Standards Accounting Standards Codification ("FASB ASC") FASB ASC 958-605 and 958-205.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONT'D.

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues on a per consumer, per advertisement basis as advertisers access individual consumer data records. As the Company has not taken its product to market as of the date of the financial statements, no revenue has been recognized.

Income Taxes
The Company is recognized as a partnership for federal tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. No federal returns have been filed as of the date of issuance of the financial statements.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

NOTE 3 – DEBT & ACCRUED LIABILITIES

The Company does not have any outstanding debt as of the date of the balance sheet.

The Company has accrued $66,566 in expenses for specific startup/legal costs that were incurred in 2018 but are not due and payable to its vendor until the Company secures at least $1,000,000 in external funding, which has not yet been obtained as of the date of the financial statements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Company has one class of shares with 10 million shares authorized and issued, and those shares are split equally between the two co-founders of the Company. No outside parties have any ownership interests in the Company as of the date of the financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

The CEO, Joseph Rizzo and the CTO, John Rizzo, are both equal co-owners of the Company and share a familial relationship as brothers. The Company is not aware of any other related party transactions as of the date of the financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 24, 2020, the date of issuance of the financial statements. The Company has experienced various subsequent events material to the Company's financials, outlined as follows:
- The Company incorporated on August 19, 2019 in the state of Delaware and will be recognized as a C-corporation for federal tax purposes in 2019.
- The Company allocated 1.5 million shares from the existing 10 million outstanding shares to an employee stock option program. These shares were allocated ratably from the holdings of the co-owners.

CYDigital
Pro Forma Balance Sheet Years 1 through 4

	Year 1 beginning 6/1/2020, ending 5/31/2021		Year 2 beginning 6/1/2021, ending 5/31/2022		Year 3 beginning 6/1/2022, ending 5/31/2023		Year 4 beginning 6/1/2023, ending 5/31/2024	
Assets								
Current assets								
Cash and cash equivalents	$	-	$	469,845	$	5,083,777	$	15,426,650
Accounts receivable, net	$	-	$	200,366	$	2,385,141	$	7,828,585
Prepaid expenses	$	-	$	-	$	-	$	-
Total current assets	$	-	$	670,211	$	7,468,918	$	23,255,235
Property and equipement, net	$	29,692	$	2,479	$	4,142	$	4,142
Other assets								
Total assets	$	29,692	$	672,691	$	7,473,060	$	23,259,377
Liabilities and owners' equity								
Current liabilities								
Accounts payable	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Accrued expenses	$	-	$	-	$	-	$	-
Deferred revenue								
Total current liabilities	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Long-term liabilities								
Deferred revenue								
Other								
Total liabilities	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Owners' equity	$	(2,758,777)	$	(492,140)	$	3,236,494	$	12,898,711
Total liabilities and owners' equity	$	29,692	$	672,691	$	7,473,060	$	23,259,377

CYDigital
Pro Forma Balance Sheet Years 1 through 4

	Year 1 beginning 6/1/2020, ending 5/31/2021		Year 2 beginning 6/1/2021, ending 5/31/2022		Year 3 beginning 6/1/2022, ending 5/31/2023		Year 4 beginning 6/1/2023, ending 5/31/2024	
Assets								
Current assets								
Cash and cash equivalents	$	-	$	469,845	$	5,083,777	$	15,426,650
Accounts receivable, net	$	-	$	200,366	$	2,385,141	$	7,828,585
Prepaid expenses	$	-	$	-	$	-	$	-
Total current assets	$	-	$	670,211	$	7,468,918	$	23,255,235
Property and equipement, net	$	29,692	$	2,479	$	4,142	$	4,142
Other assets								
Total assets	$	29,692	$	672,691	$	7,473,060	$	23,259,377
Liabilities and owners' equity								
Current liabilities								
Accounts payable	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Accrued expenses	$	-	$	-	$	-	$	-
Deferred revenue								
Total current liabilities	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Long-term liabilities								
Deferred revenue								
Other								
Total liabilities	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Owners' equity	$	(2,758,777)	$	(492,140)	$	3,236,494	$	12,898,711
Total liabilities and owners' equity	$	29,692	$	672,691	$	7,473,060	$	23,259,377

CYDigital
Pro Forma Balance Sheet Years 1 through 4

	Year 1 beginning 6/1/2020, ending 5/31/2021		Year 2 beginning 6/1/2021, ending 5/31/2022		Year 3 beginning 6/1/2022, ending 5/31/2023		Year 4 beginning 6/1/2023, ending 5/31/2024	
Assets								
Current assets								
Cash and cash equivalents	$	-	$	469,845	$	5,083,777	$	15,426,650
Accounts receivable, net	$	-	$	200,366	$	2,385,141	$	7,828,585
Prepaid expenses	$	-	$	-	$	-	$	-
Total current assets	$	-	$	670,211	$	7,468,918	$	23,255,235
Property and equipement, net	$	29,692	$	2,479	$	4,142	$	4,142
Other assets								
Total assets	$	29,692	$	672,691	$	7,473,060	$	23,259,377
Liabilities and owners' equity								
Current liabilities								
Accounts payable	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Accrued expenses	$	-	$	-	$	-	$	-
Deferred revenue								
Total current liabilities	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Long-term liabilities								
Deferred revenue								
Other								
Total liabilities	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Owners' equity	$	(2,758,777)	$	(492,140)	$	3,236,494	$	12,898,711
Total liabilities and owners' equity	$	29,692	$	672,691	$	7,473,060	$	23,259,377

CYDigital
Projected Income Statement Years 1 through 4

	Year 1 beginning 6/1/2020, ending 5/31/2021	Year 2 beginning 6/1/2021, ending 5/31/2022	Year 3 beginning 6/1/2022, ending 5/31/2023	Year 4 beginning 6/1/2023, ending 5/31/2024
Sales				
Advertisers	$ -	$ 3,590,540	$ 44,712,969	$ 192,964,943
Total Sales	$ -	$ 3,590,540	$ 44,712,969	$ 192,964,943
Cost of Sales				
Advertisers	$ 1,104,114	$ 8,190,923	$ 9,885,110	$ 12,393,314
Total Cost of Sales	$ 1,104,114	$ 8,190,923	$ 9,885,110	$ 12,393,314
Gross Margin	$ (1,104,114)	$ (4,600,382)	$ 34,827,859	$ 180,571,629
Salary and Wages				
Management	$ 527,917	$ 1,804,727	$ 2,634,259	$ 5,599,299
Sales and Marketing Staff	$ 51,667	$ 931,194	$ 3,420,648	$ 11,418,247
Development and Support Staff	$ 195,000	$ 3,062,500	$ 3,969,167	$ 4,409,167
Payroll Taxes	$ 127,966	$ 931,349	$ 1,222,230	$ 1,475,954
Total Salary and Wages	$ 902,549	$ 6,729,770	$ 11,246,304	$ 22,902,666
Business Expenses				
Total Expenses related to Token Economics (inserted as a part of G&A)	$ -	$ 995,524	$ 28,837,061	$ 110,795,832
Total Consumer and Advertiser Acquisition Costs (not incl. Consumer Participation/Referral awards)	$ 1,319,969	$ 4,708,892	$ 2,163,884	$ 918,000
Outsourced development	$ 470,000	$ -	$ -	$ -
Miscellaneous Expenses	$ 34,000	$ 60,000	$ 60,000	$ 60,000
Credit Card and Bank Charges	$ 6,250	$ 15,000	$ 15,000	$ 15,000
Licenses and Permits	$ 1,500	$ 3,600	$ 3,600	$ 3,600
Dues and Subscriptions	$ 1,500	$ 3,600	$ 3,600	$ 3,600
Entertainment	$ 25,000	$ 60,000	$ 60,000	$ 60,000
Insurance (Liability, Cyber, EPLI, D&O, etc.)	$ 50,000	$ 120,000	$ 120,000	$ 120,000
Mobile Phone usage per employee	$ 7,050	$ 67,950	$ 94,950	$ 120,750
Office Expenses	$ 1,750	$ 4,200	$ 4,200	$ 4,200
Postage and Delivery	$ 3,750	$ 9,000	$ 9,000	$ 9,000
Charity	$ 2,500	$ 6,000	$ 6,000	$ 6,000
Supplies	$ 10,000	$ 24,000	$ 24,000	$ 24,000
Telephone and Communications	$ 17,534	$ 25,716	$ 24,426	$ 29,710
Travel	$ 175,000	$ 420,000	$ 420,000	$ 420,000
Utilities	$ 3,750	$ 9,000	$ 9,000	$ 9,000
Total	$ 2,129,553	$ 6,532,483	$ 31,854,721	$ 112,598,692
Other Expenses				
Amortized Start-up Expenses	$ -	$ -	$ -	$ -
Depreciation	$ -	$ -	$ -	$ -
Interest				
Commercial Loan	$ -	$ -	$ -	$ -
Commercial Mortgage	$ -	$ -	$ -	$ -
Line of Credit	$ -	$ -	$ -	$ -
Taxes 21%	$ -	$ -	$ 24,394	$ 8,155,038
Total Other Expenses				
Net Income	$ (4,136,217)	$ (17,862,635)	$ (8,297,560)	$ 36,915,233

CYDigital
Pro Forma Cash Flow Years 1 through 4

	Year 1 beginning 6/1/2020, ending 5/31/2021		Year 2 beginning 6/1/2021, ending 5/31/2022		Year 3 beginning 6/1/2022, ending 5/31/2023		Year 4 beginning 6/1/2023, ending 5/31/2024
Cash Balance	$	14,288,809	$	19,787,208	$	3,036,947	$	23,313,604
Cash Inflows							
Income from Sales	$	-	$	469,845	$	5,083,777	$	15,426,650
Accounts Receivables	$	-	$	200,366	$	2,385,141	$	7,828,585
Total Cash Inflows	$	-	$	670,211	$	7,468,918	$	23,255,235
Cash Outflows							
Investing Activities	$	-	$	-	$	-	$	-
New Capital Purchases	$	29,692	$	2,479	$	4,142	$	4,142
Inventory Purchases	$	-	$	-	$	-	$	-
Cost of Sales	$	413,633	$	747,411	$	894,634	$	1,194,444
Operating Activities							
Salaries, Wages, Payroll Taxes	$	(18,209)	$	(80,789)	$	376,035	$	1,307,277
G&A	$	1,396,940	$	623,006	$	2,250,579	$	5,539,947
Taxes	$	-	$	-	$	24,394	$	1,133,795
Accounts Payable	$	2,788,469	$	1,164,831	$	4,236,566	$	10,360,666
Financing Activities							
Loan Payments	$	-	$	-	$	-	$	-
Line of Credit Interest	$	-	$	-	$	-	$	-
Line of Credit Repayments	$	-	$	-	$	-	$	-
Dividends Paid	$	-	$	-	$	-	$	-
Total Cash Outflows	$	4,610,525	$	2,456,938	$	7,786,349	$	19,540,271
Cash Flow	$	(4,610,525)	$	(1,786,726)	$	(317,431)	$	3,714,964
Operating Cash Balance	$	9,678,284	$	18,000,481	$	2,719,516	$	27,028,568
Line of Credit Drawdowns	$	-	$	-	$	-	$	-
Ending Cash Balance	$	9,678,284	$	18,000,481	$	2,719,516	$	27,028,568

CYDigital
Projected Monthly Cash Flow Statement - Years 1-4

Colum Colum Colum Colum Column5	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18
Beginning Cash Balance	325,000	286,949	248,556	210,163	171,770	133,377	94,984	5,031,591	4,047,987	3,241,131	2,521,234	14,288,809	9,678,284	7,821,841	5,811,678	3,921,353	2,173,080	30,422,318
Cash Inflows																		
Income from Sales	-	-	-	-	-	-	-	-	-	-	-	-	5,753	5,753	65,459	93,442	124,873	159,363
Accounts Receivables		-	-	-	-	-	-	-	-	-	-	-	-	3,098	3,098	35,247	50,315	67,239
Total Cash Inflows	-	-	-	-	-	-	-	-	-	-	-	-	5,753	8,850	68,556	128,689	175,187	226,602
Cash Outflows																		
Investing Activities																		
New Capital Purchases	-	-	-	-	-	-	-	47,104	12,979	1,167	1,167	29,692	7,729	17,792	14,992	1,167	1,167	1,167
Inventory Purchases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of Sales	-	-	-	-	-	-	-	230,898	155,609	104,315	107,551	413,633	617,223	677,195	675,898	646,541	649,639	653,044
Operating Activities																		
Salaries, Wages, Payroll Taxes	1,849	1,849	1,849	1,849	1,849	1,849	1,849	(112,484)	(30,354)	20,941	17,705	(18,209)	(159,660)	(162,652)	(138,511)	(106,140)	(105,853)	(105,544)
G&A	12,250	12,790	12,790	12,790	12,790	12,790	21,540	249,095	240,224	210,403	212,101	1,396,940	479,776	505,085	487,716	469,848	482,579	493,447
Taxes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts Payable	23,952	23,754	23,754	23,754	23,754	23,754	40,004	568,991	428,397	383,071	393,902	2,788,469	917,127	981,593	918,786	865,547	898,418	918,817
Financing Activities																		
Loan Payments																		
Line of Credit Interest																		
Line of Credit Repayments																		
Dividends Paid																		
Total Cash Outflows	38,051	38,393	38,393	38,393	38,393	38,393	63,393	983,605	806,856	719,897	732,425	4,610,525	1,862,196	2,019,013	1,958,881	1,876,962	1,925,949	1,960,931
Cash Flow	(38,051)	(38,393)	(38,393)	(38,393)	(38,393)	(38,393)	(63,393)	(983,605)	(806,856)	(719,897)	(732,425)	(4,610,525)	(1,856,443)	(2,010,163)	(1,890,325)	(1,748,273)	(1,750,762)	(1,734,329)
Operating Cash Balance	286,949	248,556	210,163	171,770	133,377	94,984	31,591	4,047,987	3,241,131	2,521,234	1,788,809	9,678,284	7,821,841	5,811,678	3,921,353	2,173,080	422,318	28,687,989
Ending Cash Balance	286,949	248,556	210,163	171,770	133,377	94,984	31,591	4,047,987	3,241,131	2,521,234	1,788,809	9,678,284	7,821,841	5,811,678	3,921,353	2,173,080	422,318	28,687,989

	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39
	$28,687,989	$26,972,123	$25,276,465	$23,537,503	$21,757,909	$19,787,208	$18,000,481	$16,218,827	$14,550,559	$13,112,087	$12,211,130	$11,541,042	$11,137,618	$8,617,288	$6,057,549	$4,673,398	$3,654,614	$3,036,947	$2,719,516	$2,766,206	$3,162,687
	$196,691	$236,694	$279,253	$324,619	$372,109	$469,845	$602,727	$794,689	$1,029,479	$1,295,878	$1,594,806	$1,953,763	$2,346,967	$2,803,244	$3,286,893	$3,841,660	$4,429,548	$5,083,777	$5,768,424	$6,518,518	$7,293,898
	$85,811	$105,911	$127,451	$150,367	$174,795	$200,366	$252,993	$324,545	$427,909	$554,335	$697,780	$858,742	$1,052,026	$1,263,752	$1,509,439	$1,769,866	$2,068,586	$2,385,141	$2,737,418	$3,106,075	$3,509,971
	$282,502	$342,605	$406,703	$474,985	$546,904	$670,211	$855,721	$1,119,234	$1,457,388	$1,850,213	$2,292,586	$2,812,504	$3,398,993	$4,066,996	$4,796,332	$5,611,525	$6,498,134	$7,468,918	$8,505,842	$9,624,592	$10,803,869
	$1,167	$1,167	$2,829	$4,142	$7,817	$2,479	$4,142	$4,142	$1,167	$2,479	$2,479	$2,479	$1,167	$4,142	$4,142	$2,479	$1,167	$4,142	$2,479	$2,479	$2,829
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$656,787	$660,900	$681,756	$698,906	$762,012	$747,411	$770,428	$783,635	$780,697	$791,786	$798,719	$806,257	$809,725	$835,437	$855,010	$859,058	$865,599	$894,634	$901,465	$915,741	$938,668
	$(105,267)	$(105,071)	$(109,496)	$(105,801)	$(112,757)	$(80,789)	$(70,806)	$(49,202)	$(20,978)	$3,464	$35,564	$73,524	$112,402	$149,966	$201,168	$263,707	$320,476	$376,035	$449,777	$523,122	$590,994
	$505,074	$517,464	$545,585	$575,026	$637,577	$623,006	$668,878	$709,205	$742,166	$675,323	$735,189	$806,433	$1,739,275	$1,957,944	$1,775,956	$1,912,003	$2,060,891	$2,250,579	$2,425,534	$2,625,671	$2,842,319
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$24,394	$124,043	$227,898	$329,276
	$940,608	$963,804	$1,024,991	$1,082,308	$1,222,957	$1,164,831	$1,264,733	$1,339,722	$1,392,810	$1,278,119	$1,390,723	$1,527,235	$3,256,754	$3,679,246	$3,344,208	$3,593,063	$3,867,668	$4,236,566	$4,555,855	$4,933,199	$5,337,839
	$1,998,368	$2,038,262	$2,145,665	$2,254,580	$2,517,605	$2,456,938	$2,637,375	$2,787,503	$2,895,861	$2,751,170	$2,962,674	$3,215,928	$5,919,323	$6,626,735	$6,180,483	$6,630,309	$7,115,801	$7,786,349	$8,459,153	$9,228,110	$10,041,925
	$(1,715,867)	$(1,695,658)	$(1,738,962)	$(1,779,595)	$(1,970,701)	$(1,786,726)	$(1,781,654)	$(1,668,268)	$(1,438,472)	$(900,957)	$(670,088)	$(403,424)	$(2,520,329)	$(2,559,739)	$(1,384,151)	$(1,018,784)	$(617,668)	$(317,431)	$46,690	$396,482	$761,944
	$26,972,123	$25,276,465	$23,537,503	$21,757,909	$19,787,208	$18,000,481	$16,218,827	$14,550,559	$13,112,087	$12,211,130	$11,541,042	$11,137,618	$8,617,288	$6,057,549	$4,673,398	$3,654,614	$3,036,947	$2,719,516	$2,766,206	$3,162,687	$3,924,632
	$26,972,123	$25,276,465	$23,537,503	$21,757,909	$19,787,208	$18,000,481	$16,218,827	$14,550,559	$13,112,087	$12,211,130	$11,541,042	$11,137,618	$8,617,288	$6,057,549	$4,673,398	$3,654,614	$3,036,947	$2,719,516	$2,766,206	$3,162,687	$3,924,632

	Month 40	Month 41	Month 42	Month 43	Month 44	Month 45	Month 46	Month 47	Month 48
	$ 3,924,632	$ 5,073,975	$ 6,567,032	$ 8,452,817	$10,786,686	$13,431,832	$16,421,282	$19,743,475	$23,313,604
	$ 8,130,884	$ 8,984,545	$ 9,891,725	$10,802,096	$11,751,946	$12,684,805	$13,634,922	$14,538,800	$15,426,650
	$ 3,927,483	$ 4,378,168	$ 4,837,832	$ 5,326,313	$ 5,816,513	$ 6,327,971	$ 6,830,280	$ 7,341,881	$ 7,828,585
	$12,058,367	$13,362,713	$14,729,557	$16,128,409	$17,568,460	$19,012,776	$20,465,202	$21,880,681	$23,255,235
	$ 2,479	$ 4,142	$ 4,142	$ 1,167	$ 4,142	$ 4,142	$ 2,479	$ 2,829	$ 4,142
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ 953,761	$ 988,216	$ 1,013,690	$ 1,023,926	$ 1,063,834	$ 1,094,626	$ 1,115,350	$ 1,152,142	$ 1,194,444
	$ 672,880	$ 749,048	$ 835,408	$ 923,213	$ 999,734	$ 1,083,543	$ 1,171,981	$ 1,239,826	$ 1,307,277
	$ 3,071,276	$ 3,330,875	$ 3,593,584	$ 3,856,060	$ 4,171,392	$ 4,486,487	$ 4,810,974	5,162,841	5,539,947
	$ 442,020	$ 538,479	$ 650,457	$ 767,128	$ 859,729	$ 947,990	$ 1,037,684	$ 1,096,539	$ 1,133,795
	$ 5,766,607	$ 6,258,896	$ 6,746,491	$ 7,223,046	$ 7,824,484	$ 8,406,538	$ 9,004,541	$ 9,656,376	$10,360,666
	$10,909,023	$11,869,656	$12,843,772	$13,794,539	$14,923,314	$16,023,326	$17,143,009	$18,310,553	$19,540,271
	$ 1,149,344	$ 1,493,057	$ 1,885,784	$ 2,333,870	$ 2,645,146	$ 2,989,450	$ 3,322,193	$ 3,570,129	$ 3,714,964
	$ 5,073,975	$ 6,567,032	$ 8,452,817	$10,786,686	$13,431,832	$16,421,282	$19,743,475	$23,313,604	$27,028,568
	$ 5,073,975	$ 6,567,032	$ 8,452,817	$10,786,686	$13,431,832	$16,421,282	$19,743,475	$23,313,604	$27,028,568

The Consolidated Business Plan (The Engine Blo
CYDigital

	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Starting date for Product Development:	June, 2020							
Series A, Series B, Series C Funding Proceeds		**$ 325,000**						

CONSUMER AND ADVERTISER ACQUISITION MODULE	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Consumer Acquisition Costs								
Cumulative Consumers signed up from Outside-In advertising								
Cumulative Consumers signed up from Marketers (Inside-out)								
Cumulative number of Consumers added to the CYDigital DB								
Ad spend to acquire Outside-In Consumers								
Consumer Acquisition Marketing Costs								$ -
Advertiser Acquisition Costs								
Number of Advertiser targets reached each month								
# of conversions	0.5%							
# of prospects	10.0%							
Close rate	10.0%							
# new closed Advertisers (there's rounding)								
Retention rate	85%							
cum # closed Advertisers less churn								
Marketing Costs								
MarTech and associated services	$ 50,000							
PR/ earned media	$ 10,000							$ 25,000
Website (Consumer, Advertiser and Investor)								
List Source (cost to acquire each contact)	$ -							
CRM								
Total Advertiser Acquisition Marketing Costs					$ -	$ -	$ -	$ 25,000
Total Consumer and Advertiser Acquisition Costs (not incl. Consumer Participation/Referral awards)		$ -	$ -	$ -	$ -	$ -	$ -	$ 25,000

REVENUE AND CYDT FLOWS MODULE	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
REVENUE AND CYDT FLOWS MODULE SUMMARY								
Total Sales		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Fees for various activities		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Expenses related to Token Economics (inserted as a part of G&A)		$ -	$ -	$ -	$ -	$ -	$ -	$ -
CYDT Outflows Summary		- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	- CYDT
CYDT Inflows Summary		- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	- CYDT
CYDT on hand	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT
Net available CYDT in Reserve		330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT
Total CYDT Earnings/month per Active Consumer before CYDigital Buyback		#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!
USD equivalent of CYDT earnings/month per Active Consumer before CYDigital Buyback		#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!

PRE G&A MODULE	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Total Sales		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total COGS (Development and Support)		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gross Profit		$ -	$ -	$ -	$ -	$ -	$ -	$ -

COMPENSATION AND CSR MODULE	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
# closed Advertisers		0	0	0	0	0	0	0
cum # closed Advertisers (active advertisers)		0	0	0	0	0	0	0
Staffing								
Partners (3): CTO, CEO, COO	$ 275,000	2	2	2	2	2	2	2
CMO	$ 250,000							
CFO	$ 225,000							
Counsel	$ 200,000							
VP, Sales	$ 225,000							
Management Incentives	2.0%							
Sales Rep (driven by # prospects)	20							0
Rep Salary	$ 65,000							
Sales Commission	5%							
Financial Analyst	$ 85,000							
Consumer Support								
# of CSR "calls" (as % of total Consumers)	25%							-
After Bot reduction in CSR calls during Year 1	50%							-
After Bot reduction in CSR calls during Years 2+	50%							
avg handle time (plus shrinkage) in minutes	5.00							-
number of hours/month								-
% of hours closed by Level 1	90%							-
Hourly cost for outsourced support	$ 28	$ -	$ -	$ -	$ -	$ -	$ -	$ -
of the remaining calls, % of hours closed by Level 2	95%	0	0	0	0	0	0	0
Sales and Marketing Ops Specialists: tech, SEO, analytics	$ 120,000							
Growth Hackers	$ 120,000							
Investor Relations	$ 120,000							
Product Marketing: messaging, content, design	$ 120,000							
Chief Architect - Browser, Mobile apps, end to end system	$ 180,000							
Data Scientist	$ 200,000							
Blockchain Developer	$ 200,000							
Second Architect	$ 140,000							
SW Designer Browser & Mobile apps	$ 140,000							
SW Designer back end systems	$ 140,000							
Software Engineer Level 1	$ 175,000							
Software Engineer Level 2	$ 150,000							
Field Engineer	$ 120,000							
Network and system security lead	$ 180,000							
Outsourced coding, level 1 costs	$ 70,000							
Outsourced coding, level 2 costs	$ 175,000							
Project Manager	$ 90,000							
Project Manager 2	$ 90,000							
NOC lead	$ 90,000							
NOC lead 2	$ 80,000							
NOC lead 3	$ 80,000							
CSR Manager	$ 130,000							
CSR Level 2 Support	$ 70,000							
Developer Relations Manager	$ 120,000							
QA Manager	$ 120,000							
QA Engineers	$ 80,000							
Add'l Dev, PMO, NOC/support, and QA	$ -							
Total Manpower Salary & Incentive Costs (excluding payroll taxes)		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Remuneration only excl. Partners (used to determine recruitment costs)		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Number of Dev & Support Personnel		1	1	1	1	1	1	1
Total Number of Sales, Mktg, Mgt Personnel		1	1	1	1	1	1	1
Total Number of Employees (inc. Partners)		2	2	2	2	2	2	2
Incremental Inc/Dec in New Employees		2	0	0	0	0	0	0

	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Recruitment Fees	16% $ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bots								
Number of Bots Required								
Setup	$ 10,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cost/ Bot/ Month for 40000 messages	$ 100	$ -	$ -	$ -	$ -	$ -	$ -	$ -
AWS Hosting & In House Servers (Year 1)	$ 500,000							
AWS Hosting & In House Servers (Yrs 2-3)	$ 2,200,000							
Dev and Testing								
# of Servers								
Cost for Servers	$ 10,000	$	$	$	$	$	$	
Mobile test bed	$ 40,000							
Investor Cabinet	$ 60,000							
Company management system (accounting, HR, etc.)	$ 5,000							
Devices and Software								
For Dev	$ 4,000	$	$ -	$ -	$ -	$ -	$ -	$ -
For Sales, Marketing, Management	$ 3,000	$	$ -	$ -	$ -	$ -	$ -	$ -
Network, Internet, Devices		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mobile phones	$ 750	$	$ -	$ -	$ -	$ -	$ -	
Comms: email and Slack	$ 22	$	44 $	44 $	44 $	44 $	44 $	44
Telephone and Communications Devices		$	44 $	44 $	44 $	44 $	44 $	44
Facilities								
Burlingame: 1100 sq ft								
Rent	$ 40,000	$ -						
Build out for network		$	$ -	$ -	$ -	$ -	$ -	$ -
Individual space	$ 1,500	$	$ -	$ -	$ -	$ -	$ -	$ -
Reston Executive Space/ person/ month (Management, Sales, Marketing)	$ 450	$	$ -	$ -	$ -	$ -	$ -	$ -
Total Facilities		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Workforce Related Operating Expenses		$ -	$ 44	$ 44	$ 44	$ 44	$ 44	$ 44
Legal and Professional Expenses		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other Expenses								
Total Expenses related to Token Economics (inserted as a part of G&A)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Listing on Exchanges								
Total Consumer and Advertiser Acquisition Costs (not incl. Consumer Participation/Referral awards)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 25,000
Outsourced development	$ -	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000
Miscellaneous Expenses		$	1,500 $	1,500 $	1,500 $	1,500 $	1,500 $	1,500
Credit Card and Bank Charges								
Licenses and Permits								
Dues and Subscriptions								
Entertainment								
Insurance (Liability, Cyber, EPLI, D&O, etc.)								
Mobile Phone usage per employee	$ 150							
Office Expenses								
Postage and Delivery								
Charity								
Supplies								
Telephone and Communications								
Travel								
Utilities								
Total Other Expenses		$ 35,000	$ 36,500	$ 36,500	$ 36,500	$ 36,500	$ 36,500	$ 61,500

SUMMARY MODULE

	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Total number of Consumers in the CYDigital DB		-	-	-	-	-	-	-
# closed Advertisers		-	-	-	-	-	-	-
Total Number of Employees (inc. Partners)		2	2	2	2	2	2	2
Total Sales	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total COGS (Development and Support)	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Manpower Costs: salaries, incentives, payroll taxes	$	$ 1,849	$ 1,849	$ 1,849	$ 1,849	$ 1,849	$ 1,849	$ 1,849
Outsourced Support	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Workforce Related Operating Expenses	$	$ 35,000	$ 36,544	$ 36,544	$ 36,544	$ 36,544	$ 36,544	$ 61,544
EBIT	$	$ (36,849)	$ (38,393)	$ (38,393)	$ (38,393)	$ (38,393)	$ (38,393)	$ (63,393)
Sales per Employee	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net available CYDT in Reserve	- CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT

DATA USED TO DRIVE OTHER WORKSHEETS AND CHARTS

	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Total Sales	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
COGS	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gross Margin	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
GP%								
Salaries and Wages								
Management	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Management Incentive Costs	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Sales and Marketing Staff	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Sales Commission	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Development and Support Staff	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Payroll Taxes and Benefits								
Social Security	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Medicare	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Federal Unemployment Tax (FUTA)	$	$ 9	$ 9	$ 9	$ 9	$ 9	$ 9	$ 9
State Unemployment Tax (SUTA)	$	$ 40	$ 40	$ 40	$ 40	$ 40	$ 40	$ 40
State Disability Insurance	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Employee Pension Programs								
Worker's Compensation	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Employee Health Insurance	$	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800	$ 1,800
Other Employee Benefit Programs								
% Payroll Taxes and Benefits								#DIV/0!
Total Salary, Incentives, Commission, Taxes and Benefits	$	$ 1,849	$ 1,849	$ 1,849	$ 1,849	$ 1,849	$ 1,849	$ 1,849
Expenses								
Total Workforce Related Operating Expenses	$	$ -	$ 44	$ 44	$ 44	$ 44	$ 44	$ 44
Total Other Expenses	$	$ 35,000	$ 36,500	$ 36,500	$ 36,500	$ 36,500	$ 36,500	$ 61,500
Token Management	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Outsourced Support	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Legal and Professional Expenses	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Expenses	$	$ 35,000	$ 36,544	$ 36,544	$ 36,544	$ 36,544	$ 36,544	$ 61,544
Net Profit	$	$ (36,849)	$ (38,393)	$ (38,393)	$ (38,393)	$ (38,393)	$ (38,393)	$ (63,393)
Corporate taxes	21% $	$ -	$ -	$ -	$ -	$ -	$ -	$ -

This is for Cash Flow Analysis

	Beginning	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7
Total Previous Cash Position Plus New Cash for the month	$	$ 325,000	$ 288,151	$ 249,758	$ 211,365	$ 172,972	$ 134,579	$ 96,186
Net Profit After Taxes	$	$ (36,849)	$ (38,393)	$ (38,393)	$ (38,393)	$ (38,393)	$ (38,393)	$ (63,393)
Net Cash for the month	$	$ 288,151	$ 249,758	$ 211,365	$ 172,972	$ 134,579	$ 96,186	$ 32,793
Total Costs per month		$ 36,849	$ 38,393	$ 38,393	$ 38,393	$ 38,393	$ 38,393	$ 63,393
Cost Breakdown								
Development & Support	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operations	$	$ 35,000	$ 36,588	$ 36,588	$ 36,588	$ 36,588	$ 36,588	$ 61,588
Token Management	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Legal & Professional Fees	$	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Sales and Marketing	$	$ -	$ -	$ -	$ -	$ -	$ -	$ 25,000
Total	$	$ 35,000	$ 36,588	$ 36,588	$ 36,588	$ 36,588	$ 36,588	$ 86,588

ck)

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
$ 5,000,000				$ 12,500,000						$ 30,000,000	

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
	4,925	10,441	16,604	23,476	31,123	39,618	49,040	59,474	71,014	83,763	97,830
-	-	-	-	-	531	959	1,323	1,633	1,897	2,121	2,311
-	4,925	10,441	16,604	23,476	31,654	40,577	50,363	61,107	72,911	85,883	100,141
	$ 231,313	$ 239,408	$ 247,788	$ 256,460	$ 265,436	$ 274,727	$ 284,342	$ 294,294	$ 304,594	$ 315,255	$ 326,289
$ -	$ 231,313	$ 239,408	$ 247,788	$ 256,460	$ 265,436	$ 274,727	$ 284,342	$ 294,294	$ 304,594	$ 315,255	$ 326,289
10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	15,000
5	5	5	5	5	5	5	5	5	5	5	8
0	0	0	0	0	1	1	1	1	1	1	1
0	0	0	0	0	0	1	1	1	2	2	2
$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 2,500	$ 10,000	$ 10,000	$ 10,000
$ 64,000	$ 64,000	$ 64,000	$ 64,000	$ 64,000	$ 64,000	$ 64,000	$ 64,000	$ 64,000	$ 71,500	$ 71,500	$ 71,500
$ 64,000	$ 295,313	$ 303,408	$ 311,788	$ 320,460	$ 329,436	$ 338,727	$ 348,342	$ 358,294	$ 376,094	$ 386,755	$ 397,789

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
$ -	$ -	$ -	$ -	$ -	$ 8,250	$ 8,250	$ 93,652	$ 133,877	$ 178,906	$ 228,318	$ 281,797
$ -	$ -	$ -	$ -	$ -	$ 600	$ 600	$ 7,054	$ 9,879	$ 13,205	$ 16,855	$ 20,805
$ -	$ -	$ -	$ -	$ -	$ 1,886	$ 1,886	$ 31,284	$ 36,418	$ 48,795	$ 62,378	$ 77,077
- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	6,471 CYDT	437,409 CYDT	1,086,795 CYDT	1,546,718 CYDT	2,154,888 CYDT	2,838,906 CYDT	3,592,255 CYDT
- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	16,178 CYDT	16,178 CYDT	225,513 CYDT	287,160 CYDT	384,289 CYDT	490,872 CYDT	606,226 CYDT
330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,009,707 CYDT	329,588,476 CYDT	328,727,193 CYDT	327,467,635 CYDT	325,697,037 CYDT	323,349,003 CYDT	320,362,975 CYDT
330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,009,707 CYDT	329,588,476 CYDT	328,727,193 CYDT	327,467,635 CYDT	325,697,037 CYDT	323,349,003 CYDT	320,362,975 CYDT
#DIV/0!	- CYDT	- CYDT	- CYDT	- CYDT	- CYDT	11 CYDT	20 CYDT	24 CYDT	28 CYDT	31 CYDT	34 CYDT
#DIV/0!	$ -	$ -	$ -	$ -	$ -	$ 1.23	$ 2.33	$ 2.73	$ 3.20	$ 3.59	$ 3.90

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
$ -	$ -	$ -	$ -	$ -	$ 8,850	$ 8,850	$ 100,706	$ 143,757	$ 192,112	$ 245,173	$ 302,602
$ 278,002	$ 168,589	$ 105,482	$ 108,717	$ 443,325	$ 624,952	$ 694,987	$ 690,890	$ 647,707	$ 650,806	$ 654,211	$ 657,954
$ (278,002)	$ (168,589)	$ (105,482)	$ (108,717)	$ (443,325)	$ (616,102)	$ (686,137)	$ (590,184)	$ (503,951)	$ (458,694)	$ (409,038)	$ (355,352)

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
0	0	0	0	0	1	1	1	1	1	1	1
0	0	0	0	0	0	0	1	1	1	2	2
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
					1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
0	1	1	1	1	2	2	2	2	2	2	2
				1	1	2	2	2	2	2	2
-	1,231	2,610	4,151	5,869	7,914	10,144	12,591	15,277	18,228	21,471	25,035
-	1,231	2,610	4,151	5,869	7,914	5,072	6,295	7,638	9,114	10,735	12,518
-	6,156	13,051	20,755	29,345	39,568	25,361	31,477	38,192	45,569	53,677	62,588
-	103	218	346	489	659	423	525	637	759	895	1,043
-	92	196	311	440	594	380	472	573	684	805	939
$ -	$ 2,586	$ 5,482	$ 8,717	$ 12,325	$ 16,619	$ 10,651	$ 13,220	$ 16,041	$ 19,139	$ 22,544	$ 26,287
0	10	21	33	46	63	40	50	60	72	85	99
				1	2	2	2	2	2	2	2
				1	1	1	1	1	1	1	1
					1	1	1	1	1	1	1
				1	2	2	2	2	2	2	2
				1	1	1	1	1	1	1	1
				1	1	1	1	1	1	1	1
				1	1	1	1	1	1	1	1
						1	1	1	1	1	1
				1	1	1	1	1	1	1	1
				1	1	1	1	1	1	1	1
				6	6	6	6	6	6	6	6
				0	0	0	0	0	0	0	0
				1	1	1	1	1	1	1	1
						1	1	1	1	1	1
						1	1	1	1	1	1
							1	1	1	1	1
							1	1	1	1	1
				1	1	1	1	1	1	1	1
				1	1	1	1	1	1	1	1
						2	2	2	2	2	2
$ 104,167	$ 109,583	$ 109,583	$ 109,583	$ 341,667	$ 394,370	$ 441,453	$ 461,216	$ 464,230	$ 467,614	$ 471,329	$ 475,349
$ 18,750	$ 24,167	$ 24,167	$ 24,167	$ 256,250	$ 308,333	$ 355,417	$ 368,750	$ 368,750	$ 368,750	$ 368,750	$ 368,750
1	1	1	1	15	15	20	22	22	22	22	22
4	5	5	5	9	14	15	15	15	15	15	15
5	6	6	6	24	29	35	37	37	37	37	37
3	1	0	0	18	5	6	2	0	0	0	0

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
$ 36,000	$ 10,400	$ -	$ -	$ 445,600	$ 100,000	$ 90,400	$ 25,600	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 41,667	$ 41,667	$ 41,667	$ 41,667	$ 41,667							
					$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333
2	3					2	3				
$ 20,000	$ 30,000	$ -	$ -	$ -	$ -	$ 20,000	$ 30,000	$ -	$ -	$ -	$ -
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333
$ 60,000											
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ -	$ -	$ -	$ -	$ 56,000	$ -	$ 20,000	$ 8,000	$ -	$ -	$ -	$ -
$ 9,000	$ 3,000	$ -	$ -	$ 12,000	$ 15,000	$ 3,000	$ -	$ -	$ -	$ -	$ -
$ 139,000	$ 83,000	$ 50,000	$ 50,000	$ 118,000	$ 206,667	$ 214,667	$ 199,667	$ 191,667	$ 191,667	$ 191,667	$ 191,667
$ 2,250	$ 750	$ -	$ -	$ 13,500	$ 3,750	$ 4,500	$ 1,500	$ -	$ -	$ -	$ -
$ 110	$ 132	$ 132	$ 132	$ 528	$ 638	$ 770	$ 814	$ 814	$ 814	$ 814	$ 814
$ 2,360	$ 882	$ 132	$ 132	$ 14,028	$ 4,388	$ 5,270	$ 2,314	$ 814	$ 814	$ 814	$ 814
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333
$ 100,000											
$ -	$ -	$ -	$ -	$ 21,000	$ -	$ 7,500	$ 3,000	$ -	$ -	$ -	$ -
$ 1,800	$ 2,250	$ 2,250	$ 2,250	$ 4,050	$ 6,300	$ 6,750	$ 6,750	$ 6,750	$ 6,750	$ 6,750	$ 6,750
$ 105,133	$ 5,583	$ 5,583	$ 5,583	$ 28,383	$ 9,633	$ 17,583	$ 13,083	$ 10,083	$ 10,083	$ 10,083	$ 10,083
$ 282,493	$ 99,865	$ 55,715	$ 55,715	$ 606,011	$ 320,688	$ 327,920	$ 240,664	$ 202,564	$ 202,564	$ 202,564	$ 202,564
$ 25,000	$ 25,000	$ 25,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ -	$ -	$ -	$ -	$ -	$ 1,886	$ 1,886	$ 31,284	$ 36,418	$ 48,795	$ 62,378	$ 77,077
				$ 2,500,000							
$ 64,000	$ 295,313	$ 303,408	$ 311,788	$ 320,460	$ 329,436	$ 338,727	$ 348,342	$ 358,294	$ 376,094	$ 386,755	$ 397,789
$ 45,000	$ 45,000	$ 45,000	$ 45,000	$ 45,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250
$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300
$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
$ 750	$ 900	$ 900	$ 900	$ 3,600	$ 4,350	$ 5,250	$ 5,550	$ 5,550	$ 5,550	$ 5,550	$ 5,550
$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350
$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750
$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500
$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000
$ 2,360	$ 882	$ 132	$ 132	$ 14,028	$ 4,388	$ 5,270	$ 2,314	$ 814	$ 814	$ 814	$ 814
$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000
$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750
$ 173,310	$ 403,295	$ 410,640	$ 419,020	$ 2,944,288	$ 401,261	$ 412,333	$ 448,691	$ 462,276	$ 492,454	$ 516,697	$ 542,431

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
-	4,925	10,441	16,604	23,476	31,654	40,577	50,363	61,107	72,911	85,883	100,141
-	-	-	-	-	1	1	1	1	1	1	1
5	6	6	6	24	29	35	37	37	37	37	37
$ -	$ -	$ -	$ -	$ -	$ 8,850	$ 8,850	$ 100,706	$ 143,757	$ 192,112	$ 245,173	$ 302,602
$ 278,002	$ 168,589	$ 105,482	$ 108,717	$ 443,325	$ 624,952	$ 694,987	$ 690,890	$ 647,707	$ 650,806	$ 654,211	$ 657,954
$ 118,414	$ 125,256	$ 125,256	$ 125,256	$ 395,425	$ 457,563	$ 514,543	$ 537,388	$ 540,401	$ 543,786	$ 547,500	$ 551,520
$ -	$ 2,586	$ 5,482	$ 8,717	$ 12,325	$ 16,619	$ 10,651	$ 13,220	$ 16,041	$ 19,139	$ 22,544	$ 26,287
$ 480,803	$ 528,160	$ 491,356	$ 489,735	$ 3,565,300	$ 736,949	$ 755,253	$ 704,355	$ 679,840	$ 710,018	$ 734,261	$ 759,995
$ (877,220)	**$ (824,590)**	**$ (727,575)**	**$ (732,425)**	**$ (4,416,374)**	**$ (1,827,232)**	**$ (1,966,584)**	**$ (1,845,147)**	**$ (1,740,233)**	**$ (1,731,637)**	**$ (1,713,343)**	**$ (1,693,154)**
$ -	$ -	$ -	$ -	$ -	$ 305	$ 253	$ 2,722	$ 3,885	$ 5,192	$ 6,626	$ 8,178
330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,000,000 CYDT	330,009,707 CYDT	329,588,476 CYDT	328,727,193 CYDT	327,467,635 CYDT	325,697,037 CYDT	323,349,003 CYDT	320,362,975 CYDT

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
$ -	$ -	$ -	$ -	$ -	$ 8,850	$ 8,850	$ 100,706	$ 143,757	$ 192,112	$ 245,173	$ 302,602
$ 278,002	$ 168,589	$ 105,482	$ 108,717	$ 443,325	$ 624,952	$ 694,987	$ 690,890	$ 647,707	$ 650,806	$ 654,211	$ 657,954
$ (278,002)	$ (168,589)	$ (105,482)	$ (108,717)	$ (443,325)	$ (616,102)	$ (686,137)	$ (590,184)	$ (503,951)	$ (458,694)	$ (409,038)	$ (355,352)
					-6962%	-7753%	-586%	-351%	-239%	-167%	-117%
$ 104,167	$ 104,167	$ 104,167	$ 104,167	$ 111,250	$ 137,917	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000
$ -	$ -	$ -	$ -	$ -	$ 177	$ 177	$ 2,014	$ 2,875	$ 3,842	$ 4,903	$ 6,052
$ -	$ 5,417	$ 5,417	$ 5,417	$ 35,417	$ 60,833	$ 60,833	$ 60,833	$ 60,833	$ 60,833	$ 60,833	$ 60,833
$ -	$ -	$ -	$ -	$ -	$ 443	$ 443	$ 5,035	$ 7,188	$ 9,606	$ 12,259	$ 15,130
$ -	$ -	$ -	$ -	$ 195,000	$ 195,000	$ 235,000	$ 248,333	$ 248,333	$ 248,333	$ 248,333	$ 248,333
$ 6,458	$ 6,794	$ 6,794	$ 6,794	$ 21,183	$ 24,413	$ 27,332	$ 28,158	$ 28,158	$ 28,158	$ 28,158	$ 28,158
$ 1,510	$ 1,589	$ 1,589	$ 1,589	$ 4,954	$ 5,709	$ 6,392	$ 6,585	$ 6,585	$ 6,585	$ 6,585	$ 6,585
$ 23	$ 28	$ 28	$ 28	$ 112	$ 135	$ 163	$ 173	$ 173	$ 173	$ 173	$ 173
$ 99	$ 119	$ 119	$ 119	$ 476	$ 575	$ 694	$ 734	$ 734	$ 734	$ 734	$ 734
$ 94	$ 99	$ 99	$ 99	$ 308	$ 354	$ 397	$ 409	$ 409	$ 409	$ 409	$ 409
$ 1,563	$ 1,644	$ 1,644	$ 1,644	$ 5,125	$ 5,906	$ 6,613	$ 6,813	$ 6,813	$ 6,813	$ 6,813	$ 6,813
$ 4,500	$ 5,400	$ 5,400	$ 5,400	$ 21,600	$ 26,100	$ 31,500	$ 33,300	$ 33,300	$ 33,300	$ 33,300	$ 33,300
14%	14%	14%	14%	16%	16%	17%	17%	17%	17%	17%	17%
$ 118,414	$ 125,256	$ 125,256	$ 125,256	$ 395,425	$ 457,563	$ 514,543	$ 537,388	$ 540,401	$ 543,786	$ 547,500	$ 551,520
$ 282,493	$ 99,865	$ 55,715	$ 55,715	$ 606,011	$ 320,688	$ 327,920	$ 240,664	$ 202,564	$ 202,564	$ 202,564	$ 202,564
$ 173,310	$ 403,295	$ 410,640	$ 419,020	$ 2,944,288	$ 399,374	$ 410,447	$ 417,406	$ 425,858	$ 443,658	$ 454,319	$ 465,353
$ -	$ -	$ -	$ -	$ -	$ 1,886	$ 1,886	$ 31,284	$ 36,418	$ 48,795	$ 62,378	$ 77,077
$ -	$ 2,586	$ 5,482	$ 8,717	$ 12,325	$ 16,619	$ 10,651	$ 13,220	$ 16,041	$ 19,139	$ 22,544	$ 26,287
$ 25,000	$ 25,000	$ 25,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 480,803	$ 530,745	$ 496,837	$ 498,452	$ 3,577,625	$ 753,567	$ 765,904	$ 717,575	$ 695,881	$ 729,157	$ 756,805	$ 786,282
$ (877,220)	$ (824,590)	$ (727,575)	$ (732,425)	$ (4,416,374)	$ (1,827,232)	$ (1,966,584)	$ (1,845,147)	$ (1,740,233)	$ (1,731,637)	$ (1,713,343)	$ (1,693,154)
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Month 8	Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19
$ 5,032,793	$ 4,155,574	$ 3,330,984	$ 2,603,409	$ 14,370,984	$ 9,954,609	$ 8,127,378	$ 6,160,793	$ 4,315,647	$ 2,575,414	$ 30,843,777	$ 29,130,434
$ (877,220)	$ (824,590)	$ (727,575)	$ (732,425)	$ (4,416,374)	$ (1,827,232)	$ (1,966,584)	$ (1,845,147)	$ (1,740,233)	$ (1,731,637)	$ (1,713,343)	$ (1,693,154)
$ 4,155,574	$ 3,330,984	$ 2,603,409	$ 1,870,984	$ 9,954,609	$ 8,127,378	$ 6,160,793	$ 4,315,647	$ 2,575,414	$ 843,777	$ 29,130,434	$ 27,437,280
$ 877,220	$ 824,590	$ 727,575	$ 732,425	$ 4,416,374	$ 1,836,082	$ 1,975,434	$ 1,945,852	$ 1,883,989	$ 1,923,749	$ 1,958,517	$ 1,995,755
$ 278,002	$ 168,589	$ 105,482	$ 108,717	$ 443,325	$ 624,952	$ 694,987	$ 690,890	$ 647,707	$ 650,806	$ 654,211	$ 657,954
$ 528,463	$ 530,792	$ 526,238	$ 534,617	$ 3,585,961	$ 665,511	$ 691,730	$ 620,815	$ 595,528	$ 614,295	$ 626,017	$ 638,200
$ -	$ -	$ -	$ -	$ -	$ 1,886	$ 1,886	$ 31,284	$ 36,418	$ 48,795	$ 62,378	$ 77,077
$ 25,000	$ 25,000	$ 25,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 64,000	$ 300,729	$ 308,825	$ 317,204	$ 355,877	$ 390,712	$ 400,003	$ 414,211	$ 426,315	$ 446,533	$ 459,847	$ 473,753
$ 895,465	$ 1,025,110	$ 965,544	$ 975,539	$ 4,400,163	$ 1,698,061	$ 1,803,606	$ 1,772,200	$ 1,720,969	$ 1,775,430	$ 1,817,453	$ 1,861,983

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
113,336	130,411	149,199	169,853	192,541	217,447	244,769	274,723	298,074	323,410	350,900	380,727
2,473	2,610	2,727	2,826	3,229	3,770	4,540	5,393	6,427	7,505	8,731	9,972
115,808	133,021	151,926	172,679	195,771	221,218	249,309	280,115	304,501	330,915	359,631	390,699
$ 337,709	$ 349,529	$ 361,763	$ 374,424	$ 387,529	$ 401,093	$ 415,131	$ 429,660	$ -	$ -	$ -	$ -
$ 337,709	$ 349,529	$ 361,763	$ 374,424	$ 387,529	$ 401,093	$ 415,131	$ 429,660	$ -	$ -	$ -	$ -
20,000	25,000	30,000	35,000	40,000	45,000	50,000	55,000	60,000	65,000	70,000	75,000
10	13	15	18	20	23	25	28	30	33	35	38
1	1	1	1	1	1	1	2	2	2	2	3
2	2	2	2	3	3	4	4	5	6	7	8
$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 71,500	$ 71,500	$ 71,500	$ 71,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500
$ 409,209	$ 421,029	$ 433,263	$ 445,924	$ 464,029	$ 477,593	$ 491,631	$ 506,160	$ 76,500	$ 76,500	$ 76,500	$ 76,500

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
$ 339,107	$ 400,078	$ 464,588	$ 532,553	$ 672,436	$ 862,614	$ 1,137,346	$ 1,473,367	$ 1,852,702	$ 2,280,064	$ 2,793,250	$ 3,355,392
$ 25,038	$ 29,542	$ 34,825	$ 39,923	$ 50,403	$ 64,659	$ 85,252	$ 110,446	$ 140,957	$ 173,483	$ 212,539	$ 255,327
$ 92,831	$ 109,590	$ 148,423	$ 170,247	$ 214,708	$ 275,472	$ 363,234	$ 470,830	$ 676,476	$ 833,011	$ 1,020,845	$ 3,689,387
4,426,667 CYDT	5,345,714 CYDT	6,715,985 CYDT	7,882,059 CYDT	9,313,706 CYDT	10,979,695 CYDT	12,965,870 CYDT	15,233,831 CYDT	19,178,233 CYDT	22,301,374 CYDT	25,864,742 CYDT	29,776,085 CYDT
729,846 CYDT	861,362 CYDT	1,089,998 CYDT	1,249,928 CYDT	1,577,149 CYDT	2,023,368 CYDT	2,667,906 CYDT	3,457,312 CYDT	4,705,472 CYDT	5,792,971 CYDT	7,098,282 CYDT	29,776,085 CYDT
316,666,153 CYDT	312,181,801 CYDT	306,555,815 CYDT	299,923,683 CYDT	292,187,127 CYDT	283,230,800 CYDT	272,932,836 CYDT	261,156,316 CYDT	246,683,555 CYDT	230,175,153 CYDT	211,408,693 CYDT	211,408,693 CYDT
316,666,153 CYDT	312,181,801 CYDT	306,555,815 CYDT	299,923,683 CYDT	292,187,127 CYDT	283,230,800 CYDT	272,932,836 CYDT	261,156,316 CYDT	246,683,555 CYDT	230,175,153 CYDT	211,408,693 CYDT	211,408,693 CYDT
36 CYDT	38 CYDT	42 CYDT	43 CYDT	45 CYDT	47 CYDT	48 CYDT	50 CYDT	58 CYDT	62 CYDT	66 CYDT	69 CYDT
$ 4.16	$ 4.38	$ 4.85	$ 5.01	$ 5.20	$ 5.40	$ 5.61	$ 5.82	$ 6.75	$ 7.18	$ 7.63	$ 8.05

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
$ 364,145	$ 429,619	$ 499,413	$ 572,475	$ 722,839	$ 927,273	$ 1,222,598	$ 1,583,813	$ 1,993,659	$ 2,453,547	$ 3,005,789	$ 3,610,719
$ 662,066	$ 684,585	$ 703,047	$ 769,828	$ 749,890	$ 774,570	$ 787,777	$ 781,864	$ 794,265	$ 801,199	$ 808,737	$ 810,892
$ (297,922)	$ (254,965)	$ (203,634)	$ (197,353)	$ (27,051)	$ 152,703	$ 434,821	$ 801,950	$ 1,199,394	$ 1,652,349	$ 2,197,052	$ 2,799,827

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
1	1	1	1	1	1	1	2	2	2	2	3
2	2	2	2	2	3	3	4	4	5	6	7
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
2	2	3	3	4	5	6	6	7	8	9	9
2	2	2	2	2	2	2	2	2	2	2	2
28,952	33,255	37,981	43,170	48,943	55,304	62,327	70,029	76,125	82,729	89,908	97,675
14,476	16,628	18,991	21,585	24,471	27,652	31,164	35,014	38,063	41,364	44,954	48,837
72,380	83,138	94,954	107,924	122,357	138,261	155,818	175,072	190,313	206,822	224,770	244,187
1,206	1,386	1,583	1,799	2,039	2,304	2,597	2,918	3,172	3,447	3,746	4,070
1,086	1,247	1,424	1,619	1,835	2,074	2,337	2,626	2,855	3,102	3,372	3,663
$ 30,400	$ 34,918	$ 39,881	$ 45,328	$ 51,390	$ 58,070	$ 65,444	$ 73,530	$ 79,932	$ 86,865	$ 94,403	$ 102,558
115	132	150	171	194	219	247	277	301	327	356	387
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
6	6	6	6	6	6	6	6	6	6	6	6
			3	3	3	3	3	3	3	3	3
0	0	0	0	0	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
		1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
		0	1	1	1	2	2	2	2	2	2
	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
2	2	2	2	2	2	2	2	2	2	2	2
$ 479,657	$ 494,240	$ 512,042	$ 560,490	$ 576,432	$ 606,159	$ 638,082	$ 663,367	$ 697,473	$ 735,082	$ 779,155	$ 821,500
$ 368,750	$ 378,750	$ 391,667	$ 435,000	$ 440,417	$ 455,833	$ 467,083	$ 467,083	$ 472,500	$ 477,917	$ 483,333	$ 483,333
22	23	24	28	28	29	30	30	30	30	30	30
15	15	16	16	17	18	19	19	20	21	22	22
37	38	40	44	45	47	49	49	50	51	52	52
0	1	2	4	1	2	2	0	1	1	1	0

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
$ -	$ 19,200	$ 24,800	$ 83,200	$ 10,400	$ 29,600	$ 21,600	$ 0	$ 10,400	$ 10,400	$ 10,400	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ -	$ 4,000	$ 4,000	$ 16,000	$ -	$ 4,000	$ 4,000	$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ 3,000	$ -	$ 3,000	$ 3,000	$ 3,000	$ -	$ 3,000	$ 3,000	$ 3,000	$ -
$ 191,667	$ 195,667	$ 198,667	$ 207,667	$ 194,667	$ 198,667	$ 198,667	$ 191,667	$ 194,667	$ 194,667	$ 194,667	$ 191,667
$ -	$ 750	$ 1,500	$ 3,000	$ 750	$ 1,500	$ 1,500	$ -	$ 750	$ 750	$ 750	$ -
$ 814	$ 836	$ 880	$ 968	$ 990	$ 1,034	$ 1,078	$ 1,078	$ 1,100	$ 1,122	$ 1,144	$ 1,144
$ 814	$ 1,586	$ 2,380	$ 3,968	$ 1,740	$ 2,534	$ 2,578	$ 1,078	$ 1,850	$ 1,872	$ 1,894	$ 1,144
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333
$ -	$ 1,500	$ 1,500	$ 6,000	$ -	$ 1,500	$ 1,500	$ -	$ -	$ -	$ -	$ -
$ 6,750	$ 6,750	$ 7,200	$ 7,200	$ 7,650	$ 8,100	$ 8,550	$ 8,550	$ 9,000	$ 9,450	$ 9,900	$ 9,900
$ 10,083	$ 11,583	$ 12,033	$ 16,533	$ 10,983	$ 12,933	$ 13,383	$ 11,883	$ 12,333	$ 12,783	$ 13,233	$ 13,233
$ 202,564	$ 228,036	$ 237,880	$ 311,368	$ 217,790	$ 243,734	$ 236,228	$ 204,628	$ 219,250	$ 219,722	$ 220,194	$ 206,044
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 92,831	$ 109,590	$ 148,423	$ 170,247	$ 214,708	$ 275,472	$ 363,234	$ 470,830	$ 676,476	$ 833,011	$ 1,020,845	$ 3,689,387
$ 409,209	$ 421,029	$ 433,263	$ 445,924	$ 464,029	$ 477,593	$ 491,631	$ 506,160	$ 76,500	$ 76,500	$ 76,500	$ 76,500
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250
$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300
$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
$ 5,550	$ 5,700	$ 6,000	$ 6,600	$ 6,750	$ 7,050	$ 7,350	$ 7,350	$ 7,500	$ 7,650	$ 7,800	$ 7,800
$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350
$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750
$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500
$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000
$ 814	$ 1,586	$ 2,380	$ 3,968	$ 1,740	$ 2,534	$ 2,578	$ 1,078	$ 1,850	$ 1,872	$ 1,894	$ 1,144
$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000
$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750
$ 569,604	$ 599,105	$ 651,265	$ 687,940	$ 748,427	$ 823,848	$ 925,993	$ 1,046,619	$ 823,526	$ 980,233	$ 1,168,239	$ 3,836,031

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
115,808	133,021	151,926	172,679	195,771	221,218	249,309	280,115	304,501	330,915	359,631	390,699
1	1	1	1	1	1	1	2	2	2	2	3
37	38	40	44	45	47	49	49	50	51	52	52
$ 364,145	$ 429,619	$ 499,413	$ 572,475	$ 722,839	$ 927,273	$ 1,222,598	$ 1,583,813	$ 1,993,659	$ 2,453,547	$ 3,005,789	$ 3,610,719
$ 662,066	$ 684,585	$ 703,047	$ 769,828	$ 749,890	$ 774,570	$ 787,777	$ 781,864	$ 794,265	$ 801,199	$ 808,737	$ 810,892
$ 555,828	$ 572,260	$ 593,105	$ 649,254	$ 666,622	$ 699,622	$ 734,433	$ 759,718	$ 795,249	$ 834,283	$ 879,782	$ 922,127
$ 30,400	$ 34,918	$ 39,881	$ 45,328	$ 51,390	$ 58,070	$ 65,444	$ 73,530	$ 79,932	$ 86,865	$ 94,403	$ 102,558
$ 787,168	$ 842,141	$ 904,145	$ 1,014,308	$ 981,217	$ 1,082,582	$ 1,177,221	$ 1,266,247	$ 1,057,776	$ 1,214,955	$ 1,403,433	$ 4,057,075
$ (1,671,317)	**$ (1,704,285)**	**$ (1,740,765)**	**$ (1,906,243)**	**$ (1,726,280)**	**$ (1,687,571)**	**$ (1,542,277)**	**$ (1,297,546)**	**$ (733,563)**	**$ (483,755)**	**$ (180,566)**	**$ (2,281,933)**
$ 9,842	$ 11,306	$ 12,485	$ 13,011	$ 16,063	$ 19,729	$ 24,951	$ 32,323	$ 39,873	$ 48,109	$ 57,804	$ 69,437
316,666,153 CYDT	312,181,801 CYDT	306,555,815 CYDT	299,923,683 CYDT	292,187,127 CYDT	283,230,800 CYDT	272,932,836 CYDT	261,156,316 CYDT	246,683,555 CYDT	230,175,153 CYDT	211,408,693 CYDT	211,408,693 CYDT

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
$ 364,145	$ 429,619	$ 499,413	$ 572,475	$ 722,839	$ 927,273	$ 1,222,598	$ 1,583,813	$ 1,993,659	$ 2,453,547	$ 3,005,789	$ 3,610,719
$ 662,066	$ 684,585	$ 703,047	$ 769,828	$ 749,890	$ 774,570	$ 787,777	$ 781,864	$ 794,265	$ 801,199	$ 808,737	$ 810,892
$ (297,922)	$ (254,965)	$ (203,634)	$ (197,353)	$ (27,051)	$ 152,703	$ 434,821	$ 801,950	$ 1,199,394	$ 1,652,349	$ 2,197,052	$ 2,799,827
-82%	-59%	-41%	-34%	-4%	16%	36%	51%	60%	67%	73%	78%
$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000
$ 7,283	$ 8,592	$ 9,988	$ 11,450	$ 14,457	$ 18,545	$ 24,452	$ 31,676	$ 39,873	$ 49,071	$ 60,116	$ 72,214
$ 60,833	$ 60,833	$ 66,250	$ 66,250	$ 71,667	$ 77,083	$ 82,500	$ 82,500	$ 87,917	$ 93,333	$ 98,750	$ 98,750
$ 18,207	$ 21,481	$ 24,971	$ 28,624	$ 36,142	$ 46,364	$ 61,130	$ 79,191	$ 99,683	$ 122,677	$ 150,289	$ 180,536
$ 248,333	$ 258,333	$ 265,833	$ 309,167	$ 309,167	$ 319,167	$ 325,000	$ 325,000	$ 325,000	$ 325,000	$ 325,000	$ 325,000
$ 28,158	$ 28,778	$ 29,579	$ 32,266	$ 32,602	$ 33,558	$ 34,255	$ 34,255	$ 34,591	$ 34,927	$ 35,263	$ 35,263
$ 6,585	$ 6,730	$ 6,918	$ 7,546	$ 7,625	$ 7,848	$ 8,011	$ 8,011	$ 8,090	$ 8,168	$ 8,247	$ 8,247
$ 173	$ 177	$ 187	$ 205	$ 210	$ 219	$ 229	$ 229	$ 233	$ 238	$ 243	$ 243
$ 734	$ 754	$ 793	$ 873	$ 893	$ 932	$ 972	$ 972	$ 992	$ 1,012	$ 1,031	$ 1,031
$ 409	$ 418	$ 429	$ 468	$ 473	$ 487	$ 497	$ 497	$ 502	$ 507	$ 512	$ 512
$ 6,813	$ 6,963	$ 7,156	$ 7,806	$ 7,888	$ 8,119	$ 8,288	$ 8,288	$ 8,369	$ 8,450	$ 8,531	$ 8,531
$ 33,300	$ 34,200	$ 36,000	$ 39,600	$ 40,500	$ 42,300	$ 44,100	$ 44,100	$ 45,000	$ 45,900	$ 46,800	$ 46,800
17%	17%	17%	17%	17%	17%	17%	17%	18%	18%	18%	18%
$ 555,828	$ 572,260	$ 593,105	$ 649,254	$ 666,622	$ 699,622	$ 734,433	$ 759,718	$ 795,249	$ 834,283	$ 879,782	$ 922,127
$ 202,564	$ 228,036	$ 237,880	$ 311,368	$ 217,790	$ 243,734	$ 236,228	$ 204,628	$ 219,250	$ 219,722	$ 220,194	$ 206,044
$ 476,773	$ 489,515	$ 502,843	$ 517,692	$ 533,719	$ 548,377	$ 562,759	$ 575,788	$ 147,050	$ 147,222	$ 147,394	$ 146,644
$ 92,831	$ 109,590	$ 148,423	$ 170,247	$ 214,708	$ 275,472	$ 363,234	$ 470,830	$ 676,476	$ 833,011	$ 1,020,845	$ 3,689,387
$ 30,400	$ 34,918	$ 39,881	$ 45,328	$ 51,390	$ 58,070	$ 65,444	$ 73,530	$ 79,932	$ 86,865	$ 94,403	$ 102,558
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 817,568	$ 877,059	$ 944,026	$ 1,059,636	$ 1,032,607	$ 1,140,652	$ 1,242,665	$ 1,339,777	$ 1,137,707	$ 1,301,820	$ 1,497,836	$ 4,159,633
$ (1,671,317)	$ (1,704,285)	$ (1,740,765)	$ (1,906,243)	$ (1,726,280)	$ (1,687,571)	$ (1,542,277)	$ (1,297,546)	$ (733,563)	$ (483,755)	$ (180,566)	$ (2,281,933)
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Month 20	Month 21	Month 22	Month 23	Month 24	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31
$ 27,437,280	$ 25,765,963	$ 24,061,678	$ 22,320,913	$ 20,414,670	$ 18,688,390	$ 17,000,819	$ 15,458,542	$ 14,160,997	$ 13,427,434	$ 12,943,679	$ 12,763,113
$ (1,671,317)	$ (1,704,285)	$ (1,740,765)	$ (1,906,243)	$ (1,726,280)	$ (1,687,571)	$ (1,542,277)	$ (1,297,546)	$ (733,563)	$ (483,755)	$ (180,566)	$ (2,281,933)
$ 25,765,963	$ 24,061,678	$ 22,320,913	$ 20,414,670	$ 18,688,390	$ 17,000,819	$ 15,458,542	$ 14,160,997	$ 13,427,434	$ 12,943,679	$ 12,763,113	$ 10,481,181
$ 2,035,462	$ 2,133,904	$ 2,240,178	$ 2,478,718	$ 2,449,118	$ 2,614,844	$ 2,764,875	$ 2,881,359	$ 2,727,222	$ 2,937,302	$ 3,186,354	$ 5,892,652
$ 662,066	$ 684,585	$ 703,047	$ 769,828	$ 749,890	$ 774,570	$ 787,777	$ 781,864	$ 794,265	$ 801,199	$ 808,737	$ 810,892
$ 650,851	$ 688,646	$ 711,458	$ 798,344	$ 729,023	$ 772,457	$ 785,734	$ 778,387	$ 370,690	$ 381,004	$ 393,164	$ 392,613
$ 92,831	$ 109,590	$ 148,423	$ 170,247	$ 214,708	$ 275,472	$ 363,234	$ 470,830	$ 676,476	$ 833,011	$ 1,020,845	$ 3,689,387
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 488,250	$ 503,343	$ 524,483	$ 540,798	$ 571,838	$ 601,040	$ 635,261	$ 667,851	$ 264,100	$ 292,511	$ 325,539	$ 355,786
$ 1,908,998	$ 2,001,164	$ 2,102,411	$ 2,294,218	$ 2,280,458	$ 2,438,538	$ 2,587,006	$ 2,713,932	$ 2,120,530	$ 2,322,724	$ 2,563,285	$ 5,263,677

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
413,088	448,201	486,298	527,633	572,482	621,143	673,940	731,225	793,380	860,817	933,986	1,013,375
11,336	12,695	14,159	15,602	17,139	18,644	20,233	21,782	23,408	24,989	26,643	28,247
424,425	460,896	500,457	543,236	589,621	639,787	694,173	753,007	816,788	885,806	960,629	1,041,622
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
80,000	85,000	90,000	95,000	100,000	105,000	110,000	115,000	120,000	125,000	130,000	135,000
40	43	45	48	50	53	55	58	60	63	65	68
3	3	3	4	4	4	4	5	5	5	5	6
9	11	12	13	14	16	17	18	20	21	22	24
$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500
$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
$ 4,007,708	$ 4,708,992	$ 5,503,778	$ 6,346,015	$ 7,283,296	$ 8,264,153	$ 9,338,774	$ 10,449,619	$ 11,648,724	$ 12,871,718	$ 14,171,388	$ 15,475,626
$ 304,975	$ 347,767	$ 406,467	$ 468,674	$ 537,899	$ 610,345	$ 689,715	$ 771,762	$ 860,327	$ 950,658	$ 1,046,651	$ 1,142,983
$ 4,245,653	$ 3,687,700	$ 4,087,530	$ 4,510,054	$ 4,976,869	$ 5,474,298	$ 6,016,921	$ 6,594,050	$ 7,219,035	$ 7,881,136	$ 8,593,779	$ 9,345,315
34,173,971 CYDT	30,817,312 CYDT	34,097,516 CYDT	37,563,007 CYDT	41,390,591 CYDT	45,472,620 CYDT	49,924,799 CYDT	54,666,595 CYDT	59,802,691 CYDT	65,253,567 CYDT	71,124,397 CYDT	77,329,489 CYDT
34,173,971 CYDT	30,817,312 CYDT	34,097,516 CYDT	37,563,007 CYDT	41,390,591 CYDT	45,472,620 CYDT	49,924,799 CYDT	54,666,595 CYDT	59,802,691 CYDT	65,253,567 CYDT	71,124,397 CYDT	77,329,489 CYDT
211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT
211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT
73 CYDT	59 CYDT	60 CYDT	60 CYDT	61 CYDT	61 CYDT	61 CYDT	62 CYDT	62 CYDT	62 CYDT	62 CYDT	63 CYDT
$ 8.47	$ 6.82	$ 6.90	$ 6.95	$ 7.01	$ 7.06	$ 7.11	$ 7.15	$ 7.19	$ 7.22	$ 7.24	$ 7.25

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
$ 4,312,683	$ 5,056,759	$ 5,910,246	$ 6,814,689	$ 7,821,195	$ 8,874,499	$ 10,028,489	$ 11,221,381	$ 12,509,052	$ 13,822,376	$ 15,218,038	$ 16,618,609
$ 839,578	$ 859,152	$ 861,537	$ 866,766	$ 898,776	$ 903,944	$ 918,220	$ 941,498	$ 956,240	$ 992,357	$ 1,017,832	$ 1,025,092
$ 3,473,105	$ 4,197,607	$ 5,048,709	$ 5,947,923	$ 6,922,420	$ 7,970,555	$ 9,110,268	$ 10,279,884	$ 11,552,812	$ 12,830,019	$ 14,200,207	$ 15,593,516

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
3	3	3	4	4	4	4	5	5	5	5	6
8	9	11	12	13	14	16	17	18	20	21	22
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
10	11	12	12	13	14	15	15	16	17	18	18
2	2	2	2	2	2	2	2	2	2	2	2
106,106	115,224	125,114	135,809	147,405	159,947	173,543	188,252	204,197	221,451	240,157	260,406
53,053	57,612	62,557	67,904	73,703	79,973	86,772	94,126	102,098	110,726	120,079	130,203
265,266	288,060	312,786	339,522	368,513	399,867	433,858	470,629	510,492	553,629	600,393	651,014
4,421	4,801	5,213	5,659	6,142	6,664	7,231	7,844	8,508	9,227	10,007	10,850
3,979	4,321	4,692	5,093	5,528	5,998	6,508	7,059	7,657	8,304	9,006	9,765
$ 111,412	$ 120,985	$ 131,370	$ 142,599	$ 154,776	$ 167,944	$ 182,220	$ 197,664	$ 214,407	$ 232,524	$ 252,165	$ 273,426
420	456	495	538	583	633	687	745	808	877	951	1031
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
2	2	2	2	2	2	2	2	2	2	2	2
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
6	6	6	6	6	6	6	6	6	6	6	6
3	3	3	3	3	3	3	3	3	3	3	3
1	2	2	2	2	2	2	2	2	3	3	3
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
3	3	3	3	4	4	4	5	5	5	6	6
1	1	1	1	1	1	1	1	1	1	1	1
1	1	1	1	1	1	1	1	1	1	1	1
2	2	2	2	2	2	2	2	2	2	2	2
$ 881,888	$ 949,390	$ 1,014,551	$ 1,077,862	$ 1,159,567	$ 1,238,715	$ 1,324,911	$ 1,414,247	$ 1,509,800	$ 1,617,150	$ 1,726,096	$ 1,824,136
$ 494,583	$ 510,000	$ 515,417	$ 515,417	$ 526,667	$ 532,083	$ 537,500	$ 543,333	$ 548,750	$ 564,167	$ 575,417	$ 575,417
31	32	32	32	33	33	33	34	34	35	36	36
23	24	25	25	26	27	28	28	29	30	31	31
54	56	57	57	59	60	61	62	63	65	67	67
2	2	1	0	2	1	1	1	1	2	2	0

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
$ 21,600	$ 29,600	$ 10,400	$ (0)	$ 21,600	$ 10,400	$ 10,400	$ 11,200	$ 10,400	$ 29,600	$ 21,600	$ 0
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 4,000	$ 4,000	$ -	$ -	$ 4,000	$ -	$ -	$ 4,000	$ -	$ 4,000	$ 4,000	$ -
$ 3,000	$ 3,000	$ 3,000	$ -	$ 3,000	$ 3,000	$ 3,000	$ -	$ 3,000	$ 3,000	$ 3,000	$ -
$ 198,667	$ 198,667	$ 194,667	$ 191,667	$ 198,667	$ 194,667	$ 194,667	$ 195,667	$ 194,667	$ 198,667	$ 198,667	$ 191,667
$ 1,500	$ 1,500	$ 750	$ -	$ 1,500	$ 750	$ 750	$ 750	$ 750	$ 1,500	$ 1,500	$ -
$ 1,188	$ 1,232	$ 1,254	$ 1,254	$ 1,298	$ 1,320	$ 1,342	$ 1,364	$ 1,386	$ 1,430	$ 1,474	$ 1,474
$ 2,688	$ 2,732	$ 2,004	$ 1,254	$ 2,798	$ 2,070	$ 2,092	$ 2,114	$ 2,136	$ 2,930	$ 2,974	$ 1,474
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333
$ 1,500	$ 1,500	$ -	$ -	$ 1,500	$ -	$ -	$ 1,500	$ -	$ 1,500	$ 1,500	$ -
$ 10,350	$ 10,800	$ 11,250	$ 11,250	$ 11,700	$ 12,150	$ 12,600	$ 12,600	$ 13,050	$ 13,500	$ 13,950	$ 13,950
$ 15,183	$ 15,633	$ 14,583	$ 14,583	$ 16,533	$ 15,483	$ 15,933	$ 17,433	$ 16,383	$ 18,333	$ 18,783	$ 17,283
$ 238,138	$ 246,632	$ 221,654	$ 207,504	$ 239,598	$ 222,620	$ 223,092	$ 226,414	$ 223,586	$ 249,530	$ 242,024	$ 210,424
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 4,245,653	$ 3,687,700	$ 4,087,530	$ 4,510,054	$ 4,976,869	$ 5,474,298	$ 6,016,921	$ 6,594,050	$ 7,219,035	$ 7,881,136	$ 8,593,779	$ 9,345,315
$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250
$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300
$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
$ 8,100	$ 8,400	$ 8,550	$ 8,550	$ 8,850	$ 9,000	$ 9,150	$ 9,300	$ 9,450	$ 9,750	$ 10,050	$ 10,050
$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350	$ 350
$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750
$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500
$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000
$ 2,688	$ 2,732	$ 2,004	$ 1,254	$ 2,798	$ 2,070	$ 2,092	$ 2,114	$ 2,136	$ 2,930	$ 2,974	$ 1,474
$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000
$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750
$ 4,394,141	$ 3,836,532	$ 4,235,784	$ 4,657,558	$ 5,126,217	$ 5,623,068	$ 6,165,863	$ 6,743,164	$ 7,368,321	$ 8,031,516	$ 8,744,503	$ 9,494,539

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
424,425	460,896	500,457	543,236	589,621	639,787	694,173	753,007	816,788	885,806	960,629	1,041,622
3	3	3	4	4	4	4	5	5	5	5	6
54	56	57	57	59	60	61	62	63	65	67	67
$ 4,312,683	$ 5,056,759	$ 5,910,246	$ 6,814,689	$ 7,821,195	$ 8,874,499	$ 10,028,489	$ 11,221,381	$ 12,509,052	$ 13,822,376	$ 15,218,038	$ 16,618,609
$ 839,578	$ 859,152	$ 861,537	$ 866,766	$ 898,776	$ 903,944	$ 918,220	$ 941,498	$ 956,240	$ 992,357	$ 1,017,832	$ 1,025,092
$ 985,403	$ 1,056,178	$ 1,122,764	$ 1,186,075	$ 1,270,669	$ 1,351,242	$ 1,438,863	$ 1,529,662	$ 1,626,641	$ 1,737,264	$ 1,849,099	$ 1,947,138
$ 111,412	$ 120,985	$ 131,370	$ 142,599	$ 154,776	$ 167,944	$ 182,220	$ 197,664	$ 214,407	$ 232,524	$ 252,165	$ 273,426
$ 4,647,279	$ 4,098,164	$ 4,472,438	$ 4,880,062	$ 5,380,815	$ 5,860,688	$ 6,403,955	$ 6,984,578	$ 7,606,907	$ 8,296,046	$ 9,001,527	$ 9,719,963
$ (2,270,989)	**$ (1,077,721)**	**$ (677,863)**	**$ (260,813)**	**$ 116,160**	**$ 590,681**	**$ 1,085,230**	**$ 1,567,979**	**$ 2,104,857**	**$ 2,564,185**	**$ 3,097,416**	**$ 3,652,990**
$ 79,864	$ 90,299	$ 103,689	$ 119,556	$ 132,563	$ 147,908	$ 164,401	$ 180,990	$ 198,556	$ 212,652	$ 227,135	$ 248,039
211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
$ 4,312,683	$ 5,056,759	$ 5,910,246	$ 6,814,689	$ 7,821,195	$ 8,874,499	$ 10,028,489	$ 11,221,381	$ 12,509,052	$ 13,822,376	$ 15,218,038	$ 16,618,609
$ 839,578	$ 859,152	$ 861,537	$ 866,766	$ 898,776	$ 903,944	$ 918,220	$ 941,498	$ 956,240	$ 992,357	$ 1,017,832	$ 1,025,092
$ 3,473,105	$ 4,197,607	$ 5,048,709	$ 5,947,923	$ 6,922,420	$ 7,970,555	$ 9,110,268	$ 10,279,884	$ 11,552,812	$ 12,830,019	$ 14,200,207	$ 15,593,516
81%	83%	85%	87%	89%	90%	91%	92%	92%	93%	93%	94%
$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000
$ 86,254	$ 101,135	$ 118,205	$ 136,294	$ 156,424	$ 177,490	$ 200,570	$ 224,428	$ 250,181	$ 276,448	$ 304,361	$ 332,372
$ 104,167	$ 109,583	$ 115,000	$ 115,000	$ 120,417	$ 125,833	$ 131,250	$ 131,250	$ 136,667	$ 142,083	$ 147,500	$ 147,500
$ 215,634	$ 252,838	$ 295,512	$ 340,734	$ 391,060	$ 443,725	$ 501,424	$ 561,069	$ 625,453	$ 691,119	$ 760,902	$ 830,930
$ 330,833	$ 340,833	$ 340,833	$ 340,833	$ 346,667	$ 346,667	$ 346,667	$ 352,500	$ 352,500	$ 362,500	$ 368,333	$ 368,333
$ 35,960	$ 36,916	$ 37,252	$ 37,252	$ 37,949	$ 38,285	$ 38,621	$ 38,983	$ 39,318	$ 40,274	$ 40,972	$ 40,972
$ 8,410	$ 8,634	$ 8,712	$ 8,712	$ 8,875	$ 8,954	$ 9,032	$ 9,117	$ 9,195	$ 9,419	$ 9,582	$ 9,582
$ 252	$ 261	$ 266	$ 266	$ 275	$ 280	$ 285	$ 289	$ 294	$ 303	$ 313	$ 313
$ 1,071	$ 1,111	$ 1,131	$ 1,131	$ 1,170	$ 1,190	$ 1,210	$ 1,230	$ 1,250	$ 1,289	$ 1,329	$ 1,329
$ 522	$ 536	$ 541	$ 541	$ 551	$ 556	$ 561	$ 566	$ 571	$ 585	$ 595	$ 595
$ 8,700	$ 8,931	$ 9,013	$ 9,013	$ 9,181	$ 9,263	$ 9,344	$ 9,431	$ 9,513	$ 9,744	$ 9,913	$ 9,913
$ 48,600	$ 50,400	$ 51,300	$ 51,300	$ 53,100	$ 54,000	$ 54,900	$ 55,800	$ 56,700	$ 58,500	$ 60,300	$ 60,300
18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	19%	19%
$ 985,403	$ 1,056,178	$ 1,122,764	$ 1,186,075	$ 1,270,669	$ 1,351,242	$ 1,438,863	$ 1,529,662	$ 1,626,641	$ 1,737,264	$ 1,849,099	$ 1,947,138
$ 238,138	$ 246,632	$ 221,654	$ 207,504	$ 239,598	$ 222,620	$ 223,092	$ 226,414	$ 223,586	$ 249,530	$ 242,024	$ 210,424
$ 148,488	$ 148,832	$ 148,254	$ 147,504	$ 149,348	$ 148,770	$ 148,942	$ 149,114	$ 149,286	$ 150,380	$ 150,724	$ 149,224
$ 4,245,653	$ 3,687,700	$ 4,087,530	$ 4,510,054	$ 4,976,869	$ 5,474,298	$ 6,016,921	$ 6,594,050	$ 7,219,035	$ 7,881,136	$ 8,593,779	$ 9,345,315
$ 111,412	$ 120,985	$ 131,370	$ 142,599	$ 154,776	$ 167,944	$ 182,220	$ 197,664	$ 214,407	$ 232,524	$ 252,165	$ 273,426
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 4,758,691	$ 4,219,149	$ 4,603,808	$ 5,022,661	$ 5,535,591	$ 6,028,632	$ 6,586,175	$ 7,182,242	$ 7,821,314	$ 8,528,570	$ 9,253,692	$ 9,993,388
$ (2,270,989)	$ (1,077,721)	$ (677,863)	$ (260,813)	$ 116,160	$ 590,681	$ 1,085,230	$ 1,567,979	$ 2,104,857	$ 2,564,185	$ 3,097,416	$ 3,652,990
$ -	$ -	$ -	$ -	$ 24,394	$ 124,043	$ 227,898	$ 329,276	$ 442,020	$ 538,479	$ 650,457	$ 767,128

Month 32	Month 33	Month 34	Month 35	Month 36	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43
$ 10,481,181	$ 8,210,192	$ 7,132,471	$ 6,454,608	$ 6,193,795	$ 6,309,955	$ 6,900,635	$ 7,985,866	$ 9,553,845	$ 11,658,702	$ 14,222,887	$ 17,320,303
$ (2,270,989)	$ (1,077,721)	$ (677,863)	$ (260,813)	$ 140,553	$ 714,723	$ 1,313,129	$ 1,897,255	$ 2,546,877	$ 3,102,663	$ 3,747,873	$ 4,420,117
$ 8,210,192	$ 7,132,471	$ 6,454,608	$ 6,193,795	$ 6,309,955	$ 6,900,635	$ 7,985,866	$ 9,553,845	$ 11,658,702	$ 14,222,887	$ 17,320,303	$ 20,973,292
$ 6,583,672	$ 6,134,479	$ 6,588,109	$ 7,075,502	$ 7,705,036	$ 8,283,818	$ 8,943,258	$ 9,653,402	$ 10,404,195	$ 11,258,191	$ 12,120,622	$ 12,965,619
$ 839,578	$ 859,152	$ 861,537	$ 866,766	$ 898,776	$ 903,944	$ 918,220	$ 941,498	$ 956,240	$ 992,357	$ 1,017,832	$ 1,025,092
$ 437,084	$ 461,298	$ 455,034	$ 460,472	$ 511,035	$ 516,767	$ 540,962	$ 568,836	$ 591,906	$ 643,954	$ 665,199	$ 664,111
$ 4,245,653	$ 3,687,700	$ 4,087,530	$ 4,510,054	$ 4,976,869	$ 5,474,298	$ 6,016,921	$ 6,594,050	$ 7,219,035	$ 7,881,136	$ 8,593,779	$ 9,345,315
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
$ 396,301	$ 438,921	$ 487,012	$ 532,234	$ 587,976	$ 646,058	$ 709,174	$ 768,819	$ 838,619	$ 909,702	$ 984,902	$ 1,054,930
$ 5,933,616	$ 5,462,071	$ 5,906,112	$ 6,384,527	$ 6,989,656	$ 7,556,067	$ 8,200,278	$ 8,888,203	$ 9,620,800	$ 10,442,150	$ 11,276,712	$ 12,104,448

Sales?
COGS?
Cash in?
Cash out?

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
1,099,512	1,192,970	1,294,373	1,404,395	1,523,768				
29,920	31,541	33,229	34,862	36,560				
1,129,432	1,224,512	1,327,602	1,439,257	1,560,328				
$ -	$ -	$ -	$ -	$ -	$ 974,969	$ 3,875,892	$ 1,245,884	$ -
$ -	$ -	$ -	$ -	$ -	$ -	$ 2,713,618	$ 3,383,127	$ -
140,000	145,000	150,000	155,000	160,000	50,000	225,000	870,000	1,590,000
70	73	75	78	80	25	113	435	795
6	6	6	7	7	-	6	29	65
25	26	28	29	31				
$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 250,000	$ 600,000	$ 600,000	$ 600,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 75,000	$ 120,000	$ 120,000	$ 120,000
$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 7,500	$ 18,000	$ 18,000	$ 18,000
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 12,500	$ 95,000	$ 180,000	$ 180,000
$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 345,000	$ 833,000	$ 918,000	$ 918,000
$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 345,000	$ 3,546,618	$ 4,301,127	$ 918,000

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
$ 16,836,427	$ 18,172,882	$ 19,534,065	$ 20,829,001	$ 22,100,977	$ -	$ 3,341,811	$ 41,604,525	$ 179,693,354
$ 1,243,491	$ 1,342,203	$ 1,442,739	$ 1,538,384	$ 1,632,331				
$ 10,149,366	$ 10,993,051	$ 11,889,927	$ 12,825,666	$ 13,813,290				
83,975,882 CYDT	90,969,136 CYDT	98,416,355 CYDT	106,212,769 CYDT	114,462,120 CYDT				
83,975,882 CYDT	90,969,136 CYDT	98,416,355 CYDT	106,212,769 CYDT	114,462,120 CYDT				
211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT				
211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT				
63 CYDT	63 CYDT	63 CYDT	62 CYDT	62 CYDT				
$ 7.26	$ 7.26	$ 7.25	$ 7.24	$ 7.21				

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
$ 18,079,918	$ 19,515,085	$ 20,976,803	$ 22,367,385	$ 23,733,308	$ -	$ 3,590,540	$ 44,712,969	$ 192,964,943
$ 1,067,976	$ 1,098,768	$ 1,117,829	$ 1,154,972	$ 1,198,586	$ 1,104,114	$ 8,190,923	$ 9,885,110	$ 12,393,314
$ 17,011,942	$ 18,416,317	$ 19,858,975	$ 21,212,413	$ 22,534,722	$ (1,104,114)	$ (4,600,382)	$ 34,827,859	$ 180,571,629

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
6	6	6	7	7	-	6	29	65
24	25	26	28	29	-	2	13	29
2	2	2	2	2				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
19	20	21	21	22	1	4	13	22
2	2	2	2	2				
282,358	306,128	331,900	359,814	390,082	13,862	302,961	1,163,756	3,118,236
141,179	153,064	165,950	179,907	195,041	13,862	155,437	581,878	1,559,118
705,895	765,320	829,751	899,535	975,205	69,308	777,185	2,909,390	7,795,589
11,765	12,755	13,829	14,992	16,253	1,155	12,953	48,490	129,926
10,588	11,480	12,446	13,493	14,628	1,040	11,658	43,641	116,934
$ 296,476	$ 321,434	$ 348,496	$ 377,805	$ 409,586	$ 29,109	$ 326,418	$ 1,221,944	$ 3,274,147
1118	1212	1314	1424	1544	110	1,231	4,607	12,343
2	2	2	2	2				
1	1	1	1	1				
1	1	1	1	1				
2	2	2	2	2				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
6	6	6	6	6				
3	3	3	3	3				
3	3	3	3	3				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
1	1	1	1	1				
7	8	8	9	10				
1	1	1	1	1				
1	1	1	1	1				
2	2	2	2	2				
$ 1,937,678	$ 2,049,389	$ 2,157,126	$ 2,260,300	$ 2,367,165	$ 774,583	$ 5,798,421	$ 10,024,075	$ 21,426,713
$ 586,667	$ 597,917	$ 603,333	$ 609,167	$ 620,417	$ 347,500	$ 4,522,083	$ 5,869,167	$ 6,894,167
37	38	38	39	40				
32	33	34	34	35				
69	71	72	73	75				
2	2	1	1	2				

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
$ 21,600	$ 21,600	$ 10,400	$ 11,200	$ 21,600	$ 492,000	$ 353,600	$ 165,600	$ 180,000
$ -	$ -	$ -	$ -	$ -				
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
					$ 208,333	$ -	$ -	$ -
$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ 183,333	$ -	$ 2,200,000	$ 2,200,000	$ 2,200,000
$ -	$ -	$ -	$ -	$ -	$ 50,000	$ 50,000	$ -	$ -
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 16,667	$ 40,000	$ 40,000	$ 40,000
					$ 60,000	$ -	$ -	$ -
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 25,000	$ 60,000	$ 60,000	$ 60,000
$ 4,000	$ 4,000	$ -	$ 4,000	$ 4,000	$ 56,000	$ 52,000	$ 20,000	$ 28,000
$ 3,000	$ 3,000	$ 3,000	$ -	$ 3,000	$ 24,000	$ 24,000	$ 27,000	$ 27,000
$ 198,667	$ 198,667	$ 194,667	$ 195,667	$ 198,667	$ 440,000	$ 2,376,000	$ 2,347,000	$ 2,355,000
$ 1,500	$ 1,500	$ 750	$ 750	$ 1,500	$ 16,500	$ 15,750	$ 10,500	$ 12,000
$ 1,518	$ 1,562	$ 1,584	$ 1,606	$ 1,650	$ 1,298	$ 9,966	$ 13,926	$ 17,710
$ 3,018	$ 3,062	$ 2,334	$ 2,356	$ 3,150	$ 17,798	$ 25,716	$ 24,426	$ 29,710
$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 3,333	$ 16,667	$ 40,000	$ 40,000	$ 40,000
$ 1,500	$ 1,500	$ -	$ 1,500	$ 1,500	$ 21,000	$ 19,500	$ 7,500	$ 10,500
$ 14,400	$ 14,850	$ 15,300	$ 15,300	$ 15,750	$ 12,600	$ 82,350	$ 118,800	$ 167,400
$ 19,233	$ 19,683	$ 18,633	$ 20,133	$ 20,583	$ 150,267	$ 141,850	$ 166,300	$ 217,900
$ 242,518	$ 243,012	$ 226,034	$ 229,356	$ 244,000	$ 1,100,065	$ 2,897,166	$ 2,703,326	$ 2,782,610
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 105,000	$ 180,000	$ 180,000	$ 180,000
$ 10,149,366	$ 10,993,051	$ 11,889,927	$ 12,825,666	$ 13,813,290	$ -	$ 995,524	$ 28,837,061	$ 110,795,832
$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 76,500	$ 1,319,969	$ 4,708,892	$ 2,163,884	$ 918,000
$ -	$ -	$ -	$ -	$ -	$ 470,000	$ -	$ -	$ -
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 34,000	$ 60,000	$ 60,000	$ 60,000
$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 1,250	$ 6,250	$ 15,000	$ 15,000	$ 15,000
$ 300	$ 300	$ 300	$ 300	$ 300	$ 1,500	$ 3,600	$ 3,600	$ 3,600
$ 300	$ 300	$ 300	$ 300	$ 300	$ 1,500	$ 3,600	$ 3,600	$ 3,600
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 25,000	$ 60,000	$ 60,000	$ 60,000
$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 50,000	$ 120,000	$ 120,000	$ 120,000
$ 10,350	$ 10,650	$ 10,800	$ 10,950	$ 11,250	$ 7,050	$ 67,950	$ 94,950	$ 120,750
$ 350	$ 350	$ 350	$ 350	$ 350	$ 1,750	$ 4,200	$ 4,200	$ 4,200
$ 750	$ 750	$ 750	$ 750	$ 750	$ 3,750	$ 9,000	$ 9,000	$ 9,000
$ 500	$ 500	$ 500	$ 500	$ 500	$ 2,500	$ 6,000	$ 6,000	$ 6,000
$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 2,000	$ 10,000	$ 24,000	$ 24,000	$ 24,000
$ 3,018	$ 3,062	$ 2,334	$ 2,356	$ 3,150	$ 17,534	$ 25,716	$ 24,426	$ 29,710
$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 35,000	$ 175,000	$ 420,000	$ 420,000	$ 420,000
$ 750	$ 750	$ 750	$ 750	$ 750	$ 3,750	$ 9,000	$ 9,000	$ 9,000
$ 10,300,434	$ 11,144,463	$ 12,040,761	$ 12,976,672	$ 13,965,390	$ 2,129,553	$ 6,532,483	$ 31,854,721	$ 112,598,692

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
1,129,432	1,224,512	1,327,602	1,439,257	1,560,328				
6	6	6	7	7	-	6	29	65
69	71	72	73	75	24	45	59	75
$ 18,079,918	$ 19,515,085	$ 20,976,803	$ 22,367,385	$ 23,733,308	$ -	$ 3,590,540	$ 44,712,969	$ 192,964,943
$ 1,067,976	$ 1,098,768	$ 1,117,829	$ 1,154,972	$ 1,198,586	$ 1,104,114	$ 8,190,923	$ 9,885,110	$ 12,393,314
$ 2,063,569	$ 2,178,169	$ 2,287,331	$ 2,391,968	$ 2,501,721	$ 902,549	$ 6,729,770	$ 11,246,304	$ 22,902,666
$ 296,476	$ 321,434	$ 348,496	$ 377,805	$ 409,586	$ 29,109	$ 326,418	$ 1,221,944	$ 3,274,147
$ 10,557,952	$ 11,402,475	$ 12,281,795	$ 13,221,028	$ 14,224,390	$ 5,834,618	$ 9,609,649	$ 34,738,047	$ 115,561,302
$ 4,093,945	**$ 4,514,239**	**$ 4,941,353**	**$ 5,221,613**	**$ 5,399,025**	$ (228,814)	$ (18,465,752)	$ (16,367,320)	$ 4,557,189
$ 262,028	$ 274,860	$ 291,344	$ 306,403	$ 316,444				
211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT	211,408,693 CYDT				

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
$ 18,079,918	$ 19,515,085	$ 20,976,803	$ 22,367,385	$ 23,733,308	$ -	$ 3,590,540	$ 44,712,969	$ 192,964,943
$ 1,067,976	$ 1,098,768	$ 1,117,829	$ 1,154,972	$ 1,198,586	$ 1,104,114	$ 8,190,923	$ 9,885,110	$ 12,393,314
$ 17,011,942	$ 18,416,317	$ 19,858,975	$ 21,212,413	$ 22,534,722	$ (1,104,114)	$ (4,600,382)	$ 34,827,859	$ 180,571,629
94%	94%	95%	95%	95%	#DIV/0!	-128%	78%	94%
$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 145,000	$ 527,917	$ 1,732,917	$ 1,740,000	$ 1,740,000
$ 361,598	$ 390,302	$ 419,536	$ 447,348	$ 474,666	$ -	$ 71,811	$ 894,259	$ 3,859,299
$ 152,917	$ 158,333	$ 163,750	$ 163,750	$ 169,167	$ 51,667	$ 751,667	$ 1,185,000	$ 1,770,000
$ 903,996	$ 975,754	$ 1,048,840	$ 1,118,369	$ 1,186,665	$ -	$ 179,527	$ 2,235,648	$ 9,648,247
$ 374,167	$ 380,000	$ 380,000	$ 385,833	$ 391,667	$ 195,000	$ 3,062,500	$ 3,969,167	$ 4,409,167
					$ -	$ -	$ -	$ -
$ 41,669	$ 42,367	$ 42,703	$ 43,064	$ 43,762	$ 48,024	$ 343,919	$ 427,438	$ 490,988
$ 9,745	$ 9,908	$ 9,987	$ 10,071	$ 10,235	$ 11,231	$ 80,433	$ 99,965	$ 114,828
$ 322	$ 331	$ 336	$ 341	$ 350	$ 285	$ 2,114	$ 2,954	$ 3,757
$ 1,369	$ 1,408	$ 1,428	$ 1,448	$ 1,488	$ 1,210	$ 8,985	$ 12,555	$ 15,966
$ 605	$ 615	$ 620	$ 625	$ 635	$ 697	$ 4,992	$ 6,205	$ 7,127
					$ -	$ -	$ -	$ -
$ 10,081	$ 10,250	$ 10,331	$ 10,419	$ 10,588	$ 11,619	$ 83,206	$ 103,413	$ 118,788
$ 62,100	$ 63,900	$ 64,800	$ 65,700	$ 67,500	$ 54,900	$ 407,700	$ 569,700	$ 724,500
					$ -	$ -	$ -	$ -
19%	19%	19%	19%	19%	17%	17%	18%	19%
$ 2,063,569	$ 2,178,169	$ 2,287,331	$ 2,391,968	$ 2,501,721	$ 902,549	$ 6,729,770	$ 11,246,304	$ 22,902,666
$ 242,518	$ 243,012	$ 226,034	$ 229,356	$ 244,000	$ 1,100,065	$ 2,897,166	$ 2,703,326	$ 2,782,610
$ 151,068	$ 151,412	$ 150,834	$ 151,006	$ 152,100	$ 4,629,553	$ 5,536,958	$ 3,017,660	$ 1,802,860
$ 10,149,366	$ 10,993,051	$ 11,889,927	$ 12,825,666	$ 13,813,290	$ -	$ 995,524	$ 28,837,061	$ 110,795,832
$ 296,476	$ 321,434	$ 348,496	$ 377,805	$ 409,586	$ 29,109	$ 326,418	$ 1,221,944	$ 3,274,147
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 105,000	$ 180,000	$ 180,000	$ 180,000
$ 10,854,428	$ 11,723,909	$ 12,630,290	$ 13,598,832	$ 14,633,976	$ 5,863,727	$ 9,936,066	$ 35,959,991	$ 118,835,450
$ 4,093,945	$ 4,514,239	$ 4,941,353	$ 5,221,613	$ 5,399,025	$ (7,870,391)	$ (21,266,219)	$ (12,378,436)	$ 38,833,513
$ 859,729	$ 947,990	$ 1,037,684	$ 1,096,539	$ 1,133,795	$ -	$ -	$ 24,394	$ 8,155,038

Month 44	Month 45	Month 46	Month 47	Month 48	Year 1	Year 2	Year 3	Year 4
$ 20,973,292	$ 25,067,238	$ 29,581,477	$ 34,522,830	$ 39,744,443				
$ 4,953,674	$ 5,462,229	$ 5,979,038	$ 6,318,151	$ 6,532,820				
$ 25,067,238	$ 29,581,477	$ 34,522,830	$ 39,744,443	$ 45,143,468				
$ 13,985,972	$ 15,000,846	$ 16,035,450	$ 17,145,772	$ 18,334,283	$ 7,870,391	$ 24,856,759	$ 57,091,405	$ 154,131,430
$ 1,067,976	$ 1,098,768	$ 1,117,829	$ 1,154,972	$ 1,198,586	$ 1,104,114	$ 8,190,923	$ 9,885,110	$ 12,393,314
$ 723,769	$ 753,804	$ 767,705	$ 799,532	$ 840,833	$ 5,985,599	$ 8,030,418	$ 6,198,971	$ 8,077,379
$ 10,149,366	$ 10,993,051	$ 11,889,927	$ 12,825,666	$ 13,813,290	$ -	$ 995,524	$ 28,837,061	$ 110,795,832
$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 105,000	$ 180,000	$ 180,000	$ 180,000
$ 1,133,413	$ 1,210,588	$ 1,289,090	$ 1,358,619	$ 1,432,332	$ 1,371,636	$ 5,640,086	$ 5,584,532	$ 12,336,247
$ 13,089,523	$ 14,071,210	$ 15,079,551	$ 16,153,789	$ 17,300,041	$ 8,566,349	$ 23,036,951	$ 50,685,675	$ 143,782,772